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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                              ----------------

                                 FORM 10-SB

               General Form For Registration of Securities of
                 Small Business Issuers Under Section 12(b)
             or 12(g) of the Securities and Exchange Act of 1934



                       UNIVERSAL MEDICAL SYSTEMS, INC.
               ----------------------------------------------
               (Name of Small Business Issuer in Its Charter)



             NEVADA                                        13-3422108
 ------------------------------             ------------------------------------
(State or Other Jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or Organization)

14155 58TH STREET NORTH
    CLEARWATER, FLORIDA                             34620
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         (Address of Principal Offices)           (Zip Code)


                               (813) 535-2022
              ------------------------------------------------
              (Issuer's Telephone Number, Including Area Code)

         Securities to Be registered Under Section 12(b) of the Act:


         Title of Each Class          Name of Each Exchange on Which
         to be so Registered          Each Class is to be Registered
         -------------------          ------------------------------

     Common Stock, par value $.001          OTC Bulletin Board
     -----------------------------    ------------------------------


         Securities to be registered under Section 12(g) of the Act:

                                    None
--------------------------------------------------------------------------------
                                (Title of Class)

--------------------------------------------------------------------------------
                                (Title of Class)


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                               TABLE OF CONTENTS




ITEM                                                                        PAGE
----                                                                        ----
1.  DESCRIPTION OF BUSINESS                                                   3

2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR
           PLAN OF OPERATION                                                 16

3.  DESCRIPTION OF PROPERTY                                                  17

4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
           OWNERS AND MANAGEMENT                                             18

5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
           AND CONTROL PERSONS                                               20

6.  EXECUTIVE COMPENSATION                                                   23

7.  EXECUTIVE RELATIONSHIPS AND RELATED
           TRANSACTIONS                                                      24

8.  LEGAL PROCEEDINGS                                                        25

9.  MARKET FOR COMMON EQUITY AND RELATED
           SHAREHOLDER MATTERS                                               25

10. RECENT SALES OF UNREGISTERED SECURITIES                                  26

11. DESCRIPTION OF SECURITIES                                                30

12. INDEMNIFICATION OF DIRECTORS AND OFFICERS                                37

13. FINANCIAL STATEMENTS                                                     40

14. CHANGES IN AND DISAGREEMENTS WITH
           ACCOUNTANTS ON ACCOUNTING AND FINANCIAL
           DISCLOSURE                                                        40

15. FINANCIAL STATEMENTS AND EXHIBITS                                        41




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ITEM 1. DESCRIPTION OF BUSINESS

HISTORY

     Universal Medical Systems, Inc. ("Company"), was formed in the State of Nevada in January, 1987, under the name Asset Development Corporation. In June, 1987, the Company merged with Joe Franklin Productions, Inc., a Delaware Corporation, and changed its name to Joe Franklin Productions, Inc. Joe Franklin Productions, Inc., was engaged in the production and distribution of memorabilia products, and subsequently discontinued its business activities in December, 1991.

     In November, 1995, the Company acquired Medhealth Imaging, Inc., a Florida Corporation, through a stock transaction whereby the Florida Corporation was merged into the Company's wholly owned subsidiary formed in Nevada in September, 1995, and as part of such acquisition, the Company's name was changed from Joe Franklin Productions, Inc., to Universal Medical Systems, Inc., and the officers and directors of Medhealth Imaging, Inc., became the officers and directors of the Company.

     Effective January 1, 1996, the Company acquired Medical High Technology International, Inc., a Florida Corporation, through a stock transaction whereby the Florida Corporation was merged into the Company's wholly owned subsidiary formed in Florida in February, 1996, and as part of such merger, the Company's subsidiary changed its name from MHTI Acquisition Corp. to Medical High Technology International, Inc. In July, 1996, in a share exchange the Company acquired as wholly owned subsidiaries Life Sciences, Inc., a Connecticut Corporation, Biometrix, Inc., a Connecticut Corporation, and Biometrix, Inc., a New Hampshire Corporation. The Company also has two other wholly owned subsidiaries, American Med Pharm, Inc., a Delaware Corporation, and King of Nostalgia, Inc., a New York Corporation, these last two subsidiaries being inactive.

     The Company's common shares are currently being traded on the OTC Bulletin Board under the "UMSI" Symbol. Just prior to the Medhealth Imaging, Inc., acquisition, there was a 35 to 1 reverse split of the Company's shares of common stock.

GENERAL

     The Company is a manufacturer of medical and health care high technological diagnostic and treatment systems, including: A. Systems currently being manufactured and sold: COMPUTER TOMOGRAPHIC SCANNER AND SIMULATOR (CT-SIM SYSTEM) - a proprietary, radiation therapy computer tomographic (CT) simulator system which provides a three-dimensional view of tumors to assist physicians in planning radiation treatments; and B. Systems scheduled for manufacture and sale



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during the latter part of calendar year 1997: (i) NEAR-INFRARED OPTICAL IMAGING
SYSTEM -a proprietary imaging system for the early detection of cancer; (ii) SPINAL INJURY MANAGEMENT SYSTEM - a proprietary spinal injury management system for diagnosis, assessment and rehabilitation of spinal injuries; and, (iii) PULSE VOLUME RECORDER AND UP-DATE PROGRAM -a new generation Pulse Volume Recorder (PVR) device which is in the final stages of development and will incorporate the accuracy of the PVR, telecommunications capabilities and other technical enhancements; and an Up-Date Program for existing PRV's which will provide automated report generation capabilities.

     Currently, the Company generates revenues from sales of its CT-SIM System and maintenance contracts on installed CT-SIM Systems. The Company anticipates receiving revenues from sales of certain of its other medical products beginning the fourth quarter of fiscal 1997.

     Through its wholly owned subsidiary Medical High Technology International, Inc. (MHTI) the Company designs and manufactures proprietary, radiation-therapy computer tomographic (CT) simulator systems providing a three-dimensional view of tumors to assist physicians in planning radiation treatment for cancer patients. Through its wholly owned subsidiary Medhealth Imaging, Inc. (Medhealth) the Company is developing, and plans to market in the latter part of calendar year 1997, proprietary spinal injury management systems for the diagnosis, assessment, and rehabilitation of spinal injuries; and, optical imaging (non x-ray) systems for sensing changes (i.e. tumors) within the human body. Life Sciences, Inc., a Connecticut Corporation and wholly owned subsidiary of the Company, currently is developing a new generation pulse volume recorder for extremely accurate diagnosis of vascular diseases.

     The Company's primary focus is to market on a world wide basis its existing proprietary and advanced medical device technology products through distributor companies and to perform support services for its products. Universal's new product development strategy is the identification of medical companies and university or hospital based research projects with short and long term commercial potential. The Company intends to acquire the rights to other medical technologies in exchange for further research and development combined with commercialization and royalties. The Company recognizes the potential for world wide markets, including the United States, for its products. Generally, the Company's domestic products must receive United States Food and Drug Administration ("FDA") clearance for new and advanced medical device technology prior to marketing the same in the United States. However, passage of the FDA Export Reform Act of 1996, introduced changes to Chapter VIII of the Food, Drug and Cosmetics Act (the "Act") allowing manufacturers of uncleared products to now export. These uncleared products may be exported to any country in the world, under Section 802 of the Act, as an alternative to export



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under Section 801(e)(2) of the Act, as long as the product is manufactured in conformance with Good Manufacturing Practices or meet international standards. However, some foreign countries have regulatory authorities comparable to the FDA, whose regulations must be met prior to the Company selling its products in such countries. Still other foreign countries rely on the FDA to approve the Company's products for marketing prior to their sale in such countries.

     With emphasis on new, proprietary technologies, the Company's growth plan calls for a continuing program of acquisitions, licensing, corporate partnering, research and development, along with internal growth of its portfolio companies in the burgeoning global healthcare field.

PRINCIPAL PRODUCTS

CURRENT REVENUE GENERATING PRODUCTS

     COMPUTER TOMOGRAPHIC SCANNER AND SIMULATOR (CT-SIM). The Company's subsidiary, Medical High Technology International, Inc. (MHTI) designs, manufactures and sells a unique computer tomographic (CT) based radiation therapy treatment simulator designated as the CT-SIM System. The CT-SIM System, which has been cleared for marketing in the United States by the United States Food and Drug Administration (FDA), integrates a CT scanner, radiation therapy simulator and treatment planning system; providing a three-dimensional look at tumors to assist physicians in planning radiation treatment for cancer patients. The CT-SIM System can transfer shaped portal designs onto a patient using a laser to provide accurate markings for treatment. The system's treatment planning system (optional) is also based on a user friendly computer platform. Thus, in one integrated system, therapists can localize a tumor with fourth generation CT precision, plan treatment using a three dimensional planning system, and simulate for beam location and portal marking.

     Radiation therapy treats cancer by beaming a concentrated dose of radiation (usually generated by linear accelerator) at the cancerous tumor.
The goal of radiation therapy is to radiate the tumor with as minimal damage as possible to surrounding healthy tissue. This is accomplished with highly accurate targeting and careful planning prior to actual treatment.

     As both a CT scanner and radiotherapy simulator, the CT-SIM System provides the physician with high quality scans in the intended treatment position. On these images, a three dimensional target volume may be defined and then passed on to physicians for dose calculations.


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     A CT-SIM System improves the simulation process by allowing more precise outlining of the tumor and critical structures within the patient. CT images give the physician a precise anatomical map of the patient accurate to 1.0mm. The CT-SIM System then transfers these images electronically over a network to another computer (treatment planning) for radiation beam alignment and dose calculations.

     After the physician approves the set of beams targeted at the tumor, this information is passed back over the network on the CT-SIM System so that the intended treatment fields may be marked on the patient's skin with a computer controlled laser pointer. The CT-SIM System performs this process mathematically, using sophisticated computer algorithms, which greatly enhances the accuracy of the simulation process. Hence, a greater area of the tumor can be radiated while minimizing damage to surrounding healthy tissues. For verification, a film can be generated to compare to port films, i.e. a digital "SIM film", providing the physician with a reconstructed divergent view of the field.

     MHTI recently introduced an enlarged aperture for its CT-SIM System with an opening of 91.5 centimeters, designed especially for radiotherapy positioning. Prior models used 48 and 69 centimeter apertures. The larger gantry opening affords easier positioning of the patient and allows all curative external beam patients to be imaged and simulated, using three dimensional treatment protocols. MHTI's latest configuration of the CT-SIM System is a network system allowing mailbox communication with third party treatment planning computers from those oncology centers choosing to use treatment planning systems of other providers. MHTI, within the latter part of this fiscal year, intends to seek FDA clearance to market its enlarged aperture CT-SIM System in the United States.

     The Total Simulation Market is spread over 1,800 cancer treatment facilities in the U.S. and another 1,900 similar centers abroad. It is estimated that between 35%-50% of this market will purchase CT simulators over the next 10 years, primarily because the standard of care for radiotherapy will include this new technology along with three dimensional treatment planning systems and in the larger comprehensive cancer centers the CT Simulator makes their personnel more efficient. Currently, with less than 100 CT simulator systems of all types installed worldwide, over thirty of which have been installed by MHTI, the market potential for CT-SIM, is regarded as excellent by the Company.

     In 1993, CT simulation was only 10% of the simulation market and will be the fastest growing market segment in the 90's. This growth is expected to top 35% in 1997 when worldwide market demand, estimated to be in excess of $1.0 billion, will be at its highest due to two factors. First, the demand for CT imaging in radiotherapy is growing along with the demand for three dimensional treatment planning computers used for three dimensional, stereotactic, and conformal treatments. Second,



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networking technologies in radiotherapy are on the rise with the trend toward non-proprietary computer systems.

     Patient databases, imaging databases, and electronic charting are the foundation for open networks; and, CT simulation has supported open network communications since 1992. Hence, the conservative growth of CT simulation in 1993 and an estimated growth of 18% through 1997.

     Foreign market expansion is crucial to the Company's growth since overseas medical centers care for twice as many patients as their U.S. counterparts. Without legislative issues to reduce reimbursements or restrictive government guidelines for new technologies, expanding the Company's overseas markets is the focal point of MHTI's sales efforts.

     The Company's CT-SIM System sells for $600,000-$800,000 per unit. MHTI expects to generate sales in excess of $4.5 million in fiscal year, 1997. Backlog as of March 31, 1997, amounted to $717,375, including one unit destined for M.D. Anderson Cancer Center, Orlando, Florida and CT-SIM maintenance service. Service revenues to be generated for fiscal 1997 are estimated to be $1 million.

FUTURE REVENUE GENERATING PRODUCTS

     Through its subsidiary, Medhealth Imaging, Inc. (Medhealth), the Company develops and market proprietary diagnostic imaging systems which are primarily used for early detection of cancer and has acquired a proprietary product used for the diagnosis, assessment and rehabilitation of upper and lower spinal injuries.

     NEAR-INFRARED OPTICAL IMAGING SYSTEM (TRANSILLUMINATION). Medhealth Imaging, Inc.'s proprietary Near-infrared optical imaging system marketed under the name, Medimage System, is principally used in the detection of breast cancer and is used as an adjunct to mammography. While mammography, a photographic film technique that exposes such film to x-rays, is the most widely accepted form of breast cancer detection in this country, its use remains both controversial and, in some instances, uncomfortable. The controversy is caused by the harmful impact of X-rays, and the resulting risk verses the reward of detection.

     Breast cancer is a worldwide health problem; and, according to American Cancer Society (ACS) estimates, one out of nine women will develop breast cancer. Accordingly, the ACS recommends that over 56 million women in the United States should be examined routinely for breast cancer. Early detection and proper diagnosis of cancerous tumors is the key to survival. Generally, breast cancer causes death in women by spreading cancer to other body locations usually before detection. As the disease spreads, the chances of survival drastically decline and treatment becomes no



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longer an effective option.  Early detection and proper treatment provide the only known method of preventing or limiting the spreading of the cancer and resulting death.

     In mammography, electrically generated x-rays pass through the breast and expose an industrial photographic film. The resulting two dimensional image represents the density of the breast's tissue examined, the greater the density the darker the images. The amount of darkness is directly proportional to the intensity of the x-rays. The images clarity is dependent upon the intensity of the x-rays and the pathological density of tissue within the breast as well as the breast size of different women. The x-ray intensity must be limited since x-rays are a known carcinogenic factor. Pathological density can vary from translucent (fat tissue) to dense (glandular tissue), with a continuous range in between.

     Mammography's overall accuracy is estimated to be about 93%. However, for tumors less than one centimeter, the sensitivity ratio is much less and its accuracy range declines to about 70%. Mammography can not detect all breast cancers and it is estimated that in about 25% of cases, it can not identify cancerous tumors. Consequently, radiologists and other medical practitioners are not capable of effectively diagnosing small early malignant tumor images through routine mammography procedures. The medical community currently has accepted certain limitations and radiation (x-ray) dosage levels since there are no other available or alternative techniques to replace x-ray machines.

     Mammography can not detect cancerous growths that have not yet formed a detectable mass, since images generated via x-rays include the inherent limitations of density of breast tissue, women's breast size and x-ray intensity. It is known that cancerous cells shed dead cells as the cancer grows. This debris can cause calcification which may provide a method for detecting a breast cancer before a mass is formed. Thus, the identification of such calcification and interpretation of their size and pattern of formation is of great significance when a mammogram is interpreted.

     All available medical data clearly indicates the current limitations of the mammography technique in detecting breast tumors due to limited images produced on industrial photographic films which often translate into different opinions and varying interpretations by medical practitioners. As stated above, because mammography is a density dependent technique, some cancer cell growth can not be seen using mammography. For example, if a cancerous growth is surrounded by dense tissue, the absorption difference between the tumor and the surrounding tissue may not be seen on industrial photographic films since radiation reaching the film is controlled by the prevailing surrounding tissue. Additionally, the size of the breast may obscure the tumor.




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     Mammography image interpretation rests primarily on calcification present in the cancerous growth breast cells and density patterns of the tissue in the breast. However, there are many interpretive difficulties, among other factors, when diagnosing a breast tumor, especially a relatively small tumor via mammography. The most obvious factors are: (1) density dependency, which can obscure a cancerous growth; (2) the contrast range of the film, i.e. the range of the x-ray intensity which is seen as the film is exposed to increasing amounts of x-rays; and, (3) two dimensional view.

     The Company has developed a system which utilizes light in the Near-Infrared Spectrum (which has no side effects) to illuminate the breast and detect the growth of vascular structures. The system relies on hemoglobin and skin being selectively penetrable to visible and near-infrared light. Since tumors, like all living cells, require the body's circulatory system to nourish them, a physician detecting unusual levels of vascular growth would immediately suspect a tumor's presence. More importantly, these blood vessels frequently reveal potential problem areas earlier than through the use of conventional mammography. Since light is not a known carcinogen, unlike x-rays, women may safely be checked for breast cancer more frequently, potentially leading to earlier detection and a greater likelihood of being cured. In most cases, using the Medhealth Near-Infrared Optical Imaging System requires less examination time than conventional mammography and is considerably more comfortable for the patient. The cost of the Company's system is comparable to a conventional mammography density imaging system, i.e., in the $40,000 to $50,000 range.

     The Near-Infrared Optical Imaging System using near-infrared light, is the core proprietary technology of Medhealth. This system contains a high intensity light source that produces up to 450 watts of controlled incandescent light. The light source has three output ports which are coupled to a trifurcated (three into one) fiber optic cable. The fiber optic cable terminates in a probe assembly which contains a mechanical iris to further regulate the output intensity. Near-infrared filters of various frequencies are used inside the probes to restrict its light output to narrow bands outside the normal human vision range. The system camera contains a solid state image detector which is highly sensitive in the near-infrared portion of the visible light spectrum. By applying the above named technique, the desired body part is transilluminated from the beginning of the examination and the operator can view the image on the video monitor and align the patient and probe as needed to produce clear images. Patient data, test data and view labels are then superimposed into the video images to insure proper identification. The standard set of bilateral exam views are captured on computer disk in a digitized form for reading by the physician. Since there is no harmful radiation involved, questionable areas may be re-scanned from various angles and with different light sources. Tissue densities and structure formations can be represented in color from a palette of 64 possibilities. This computer system can store thousands of images for comparison studies and the



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digitized images may be transmitted by phone lines for review and consultation.
The Company is in the preliminary stages of developing a fully digitized transillumination system utilizing a laser as a near-infrared light source in lieu of an incandescent light.

     Using the Company's transillumination system, focal areas of increased absorptions and changes in patient blood vessel patterns associated with areas of cancerous tumor growth, termed vascular abnormalities, become electronically visible. Since the transillumination procedure uses no harmful radiation, the Company's system can be used as frequently as required to monitor "at risk" patients.

     The transillumination system, which the Company intends to sell for $35,000 to $45,000, has not been cleared for marketing in the United States by the FDA. In the next year, the Company intends to submit for FDA clearance its new digitized laser transillumination system. Pending such approval, the two principal sources of sales would be United States hospitals which can test the system through clinical utilization (hospitals having an investigative review board) and foreign markets through distributors and the establishment of licensing programs. The Far East, in particular, could be a significant market. In China, optical systems have been utilized for a number of years, with published studies in that country dating back almost ten years. Medhealth's transillumination system allows images to be transmitted anywhere in the world for purposes of analysis and interpretation by physicians. Although the system is principally intended to be used for the detection of breast cancer, its capabilities allow its use in the detection of prostrate, ovarian, lymphatic and testicular cancer. Further, the system may be used to monitor breast implant leakage. The Company estimates a worldwide market for the transillumination system in excess of $1.0 Billion in sales to physicians and hospitals. Medhealth currently has no backlog for this product.

     SPINAL INJURY MANAGEMENT SYSTEM. Medhealth has acquired advanced proprietary technology to address the diagnosis, assessment and rehabilitation of cervical (neck) and lumbar (back) spinal injuries. This product is unique in its ability to provide high accuracy, objective diagnostic testing and rehabilitation of injuries at an affordable cost. Cervical testing involves the use of computer monitored sensors to measure bilateral strength and track the position of the neck and head. The computer collects detailed information for display comparisons of cervical balance and extremity strength. The sensor arrangement allows highly accurate evaluation of cervical balance throughout the rotation range of the neck. All of the patient information is gathered by the computer, which will not accept false data. For the lumbar testing, the system measures the strength ratio of the lumbar extensor group (lower back muscles) which protects the lumbar spine. Chronic weakness, present in most of the population, is responsible for many injuries in this area. Medhealth injury management testing produces specific measurements of strength throughout the range of motion from full flexion to full extension. Strength imbalances and abnormalities are displayed



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graphically and stored in the computer for comparison during rehabilitation.
This system provides extensive documentation of the patient's test results and rehabilitation status in both graphic and numeric forms. A narrative version of the result is provided to minimize the physician's time spent handling case paperwork.

     The spinal injury management system, which the Company intends to sell for $30,000 to $40,000, has not been cleared for marketing in the United States by the FDA. In the next year, the Company intends to submit the spinal injury management system for FDA clearance. Upon receiving FDA clearance for marketing in the United States, the Company intends to market the spinal injury management system to physical therapists, orthopods, chiropractors and primary care facilities. Primary patient care, insurance claims and workmen's compensation are major application areas of this system. The Company estimates the market for this system to exceed $1.0 billion worldwide. The Company currently has no backlog for this product.

     PULSE VOLUME RECORDER. In July, 1996, the Company acquired Life Sciences, Inc., a Connecticut Corporation, and two Biometrix, Inc., corporations, one a Connecticut Corporation and the other a New Hampshire Corporation. According to Dr. Manfred Asrican, founder and president of Life Sciences, Inc., a Connecticut Corporation, within the next year the Company intends to introduce a new generation Pulse Volume Recorder (PVR) device, which will incorporate the accuracy of the PVR, telecommunications capability and other technical enhancements. In addition, a PVR up-date program has been instituted to provide automated patient report generation capabilities, thus eliminating the need to cut and paste individual patient reports. The telecommunications capability will allow remote diagnostic centers consultation capabilities with larger medical centers. The PVR up-date will be marketed to physicians and hospitals at a unit cost of approximately $10,000.

     The Company's new generation PVR will be marketed to physicians and hospitals at a unit cost of $16,500 to $18,500. The worldwide market for the PVR is estimated to be $85 million. Calendar year 1997 sales for Life Sciences' PVR systems are estimated at $2 million. Life Sciences currently has no backlog for this product.

DISTRIBUTION.

     The Company currently has developed marketing relationships with medical dealers and distributors both in the United States and in many foreign countries to market its products. The Company is in the process of expanding its distributor network for its products both in the United States and in foreign countries through distribution and dealer agreements and strategic alliances. The Company has an agreement with the JMK Group, Inc., based in New York City and Vancouver, Canada, which assists in the licensing, joint venture, marketing, distribution and production of the Company's products throughout Asia, including Japan, China, Korea



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and Taiwan.  Through the efforts of JMK Group, Inc., the Company recently shipped three CT-SIM Systems to Taiwan.

     In addition, the Company currently has distributors in Belarus, China, Croatia, Czech Republic, Hong Kong, Hungary, Italy, Japan, Korea, Poland, Taiwan, United Arab Emirates, United Kingdom, Belgium, Sweden, Norway, and Finland.

COMPETITION.

     Competition in the sale of most of the Company's products is intense. The Company competes with a large number of firms having greater financial resources than the Company. Many of these companies have long histories of manufacturing and marketing high quality products.

     Medhealth's Near-Infrared Imaging System as an adjunct to mammography does not directly compete with such modality. The Company knows of no competing optical systems being manufactured today. Because of mammography's density dependence and therein its limitations, the Company believes that optical imaging is a viable adjunct to mammography. With the introduction of Medhealth's digitized laser optical imaging system expected in the later part of 1997, the Company's product should gain technological leadership in the market place.

     The Company considers its major competition for its Medhealth spinal injury management system to be Arthur Jones, who is best known for developing the Nautilus system of athletic exercise equipment. Mr. Jones markets his spinal injury management system under the Medx label and it is estimated that Medx has placed over 500 systems (both back and cervical) in the field to date. Although the Medx systems are known for their extremely high prices, Medx has recently developed a stripped down version of its lumbar system selling for approximately $25,000. Significant competitive factors in spinal injury management systems include price, reliability, quality of service, diagnostic features and patient improvement. The Company's management is of the opinion that it will be competitive in all these factors.

     Currently, diagnostic companies are adding simulation functions to their CT units. MHTI has established a niche in the market where conventional simulators cannot produce comparable CT image quality and the modified diagnostic CT units cannot perform vital CT simulation functions. Picker Medical is the market leader in CT simulators, using a technology which they adopted by modifying their diagnostic cat scanners. In addition to Picker, which distributes the Varian product, potential competitors for the MHTI's CT-SIM System include General Electric, Siemens Medical Systems, Inc., Shimarlyer, Phillips Medical Systems International, B.V. and Toshiba Medical. Today, only Picker has FDA pre-market approval. MHTI's lack of funds and



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distribution channels, coupled with Picker's well established name, enabled
Picker to dominate the market for CT scanners despite MHTI's head start in the field. However, the Company believes that its newest digitized laser CT-SIM System which is planned to be introduced in the later part of 1997, along with CT-SIM System's reliability and MHTI's quality of service, will enable MHTI to regain a significant market share.

     Life Sciences, Inc.'s non-invasive Pulse Volume Recorder (PVR) will compete with alternative instrumentation, doppler ultrasound and color imaging. Such competing modalities are generally more expensive than PVR system and are not likely to be used in a physician's office. PVR type instruments are sold to physicians by a number of companies including Parks Medical, Inc., Unetix, and Imex.

MANUFACTURING

     The CT-SIM System is manufactured by MHTI at its plant in Clearwater, Florida. The Company's other products likewise will be manufactured at the MHTI facilities.

     Currently, there are no material suppliers of the off the shelf parts and services used in the manufacture of the CT-SIM System or the Company's other products. Any number of supply sources are available to the Company should any one or more of its current suppliers terminate its relationship with the Company. Some of the component parts for the CT-SIM System contain software; however, the Company pays no royalties to the manufacturers of such component parts for the use of such software.

     In April, 1996, the Company and its subsidiary, MHTI, entered into a joint technology agreement with Dynacs Engineering, Inc., a worldwide high-technology engineering firm. As a result of such agreement, Dynacs has become the software development arm for the Company's products. The Company owns the software developed by Dynacs for the Company.

     Dynacs' clients have included NASA, the Department of Defense, the European Space Agency, the U.S. Air Force, Phillips Laboratory, and McDonald Douglas. Dynacs has worked on the International Space Station Alpha program and was extensively involved in the development of docking and berthing systems for both the U.S. and European space systems.

RESEARCH AND DEVELOPMENT

     The life cycle of high technological products has become increasingly shorter resulting in the Company's need to expend increasing amounts of time and capital to continually upgrade its products and for the development of new products. The Company seeks to control research and development expenditures by entering into



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collaborative arrangements with other pharmaceutical, medical device, and healthcare companies to share research and development expenditures. The Company anticipates that such arrangements may involve its granting exclusive or semi exclusive rights to sell specific products to specified market segments or particular geographic territories for royalties, joint ventures, future co-marketing or other financial interests. The Company, after identifying a specific field, will establish market testing protocols, select testing institutions and prepare and summarize test data. The Company, at this time, intends to target its research and development to cancer diagnostic products including developing completely its digitized transillumination system using a laser visible light source, and CT imaging equipment by refining its CT-SIM System having a 91.5 centimeter opening. During the year ended June 30, 1996, the Company spent $99,000 on research and development and spent an additional $347,000 on research and development for the six month period ended December 31, 1996, in addition to an estimated 6,000 accompanying man hours. None of the Company's distributors and customers contributed to the cost of the Company's research and development programs.

PERSONNEL

     The Company and its various subsidiaries employ 43 full time individuals in sales, services, marketing, and administration all of whom are located in the Company's Clearwater, Florida facilities. At full production, the Company expects to employ up to 70 individuals. The Company has five year employment agreements with Myron A. Baker, its Chairman of the Board of Directors, CEO and President, Guy Zani, Jr., its Director, Chief Financial Officer, and Treasurer, and Dennis D. Cole, its Director, Secretary and General Counsel. Pursuant to such employment agreements each officer is paid an annual salary of $120,000, plus bonuses awarded from time to time by the Company's Board of Directors, receives annual paid vacations, use of a company vehicle, is reimbursed for out of pocket expenses incurred for and on behalf of the Company and participates in fringe benefit programs the Company has for all employees. After three (3) years, the Company or the officer may terminate the employment agreement upon three (3) months prior notice. Upon termination, the employee is retained as a consultant to the Company through December 31, 2000, at an annual salary equal to one-half of the officer's salary during the last twelve (12) months of his employment. Further, if the officer becomes disabled or dies prior to December 31, 2000, he or his heirs and estate will continue to receive such consultant compensation until December 31, 2000. The employment agreements have a non-disclosure of trade secrets provision which survives the agreement's termination for three (3) years. The Company's subsidiaries all have two or three year employment agreements with their executive officers.

GOVERNMENTAL REGULATION

     The United States Food and Drug Administration (FDA) has regulatory authority over the development, manufacture, sale and use of all medical, biomedical and pharmaceutical products for medical application in the U.S. The research, preclinical development, clinical trials, product manufacture and marketing to be conducted by the Company is subject to regulation by the FDA and similar health authorities in foreign countries. Preclinical testing in the United States is generally conducted in the laboratory to evaluate the potential safety and efficacy of a product designed for use in humans. Before clinical testing can begin, the results of these tests must be submitted to the FDA as part of either an Investigational New Drug Application ("IND") for a drug or an Investigational Device Exemption ("IDE") for a device. Typically, clinical testing involves a three phase process.

     New medical devices and products must undergo the FDA review and approval process in order to be registered and listed as an approved medical device or product for specific medical applications. It is anticipated that the Company has applied for and will continue to apply for, and hopes to receive, the FDA's clearance for the sale of its products in the United States. The FDA has continuous regulatory authority with respect to quality control and inspection of the materials, manufacturing, packaging, sterilization and distribution of any medical device. In addition to FDA regulatory authority, there can be state and local government regulatory jurisdiction. The Company intends to comply with all laws, rules, and regulations of all U.S. and foreign jurisdictions. However, there is no assurance that the Company will be able to obtain FDA or other governmental approvals for its future products and technologies. Any future failure to obtain, or delay in obtaining, such approvals could adversely affect the ability of the Company to market its proposed products. Furthermore, even if such regulatory approvals are obtained, a marketed drug, biological compound or medical device and its manufacture are subject to continuous review and discovery of previously unknown problems that may result in restrictions on such products including withdrawal of the product from the marketplace.

     Some foreign countries have regulatory authorities comparable to the FDA, whose regulations must be met prior to the Company selling its products in such countries. The Company intends to comply with such regulations so as to obtain clearance to market its products in such countries on a timely and as needed basis. Still other foreign countries rely on the FDA to approve the Company's products for marketing prior to their sale in such countries.

     The Company complies with all governmental environmental laws, rules and regulations at its Clearwater, Florida facilities. The Company's manufacturing facilities do not generate hazardous or toxic waste. The Company and its subsidiaries do not require permitting under the provisions of governmental laws, rules and regulations.

As a result, the Company incurs no material cost in complying with environmental laws, rules and regulations of governments and their administrative agencies.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

     From December, 1991, until the acquisition of Medhealth Imaging, Inc., in November, 1995, the Company had ceased business activity. To overcome its weak financial position and substantial illiquidity in fiscal 1996, which ended June 30, 1996, the Company, through the private placement of its securities in December, 1995, January, 1996, April, 1996, October, 1996, and again in January, 1997, obtained $1,991,000 for working capital purposes. In July, 1996, the Company encumbered substantially all its assets when borrowing from a non-affiliated lender an additional $600,000 for working capital purposes. Without such working capital infusions, the Company would have incurred difficulty in meeting its obligations.

     A primary concern of management during the fiscal year ending June 30, 1997 and thereafter, is the procurement of an adequate amount of appropriate long-term and permanent capital to support the existing and planned operations. Presently (March 1997), the Company is affecting the private placement of an approximate $1,500,000 convertible debenture bond issue, the proceeds of which are expected to meet immediate needs. Additional and permanent funds will be required in order for the Company to properly execute its business plan and avoid delays in meeting its obligations. The Company expects to initiate public offerings of its securities during the fiscal year ending June 30, 1997 and 1998 to obtain the permanent capital needed to support its operations.

     The net result of all operating, capital raising and financing activities was the generation of $298,000 of cash, increasing the Company's cash to $301,000 as of June 30, 1996. Net working capital was $638,000 as of the end of fiscal 1996.

     The Company's current ratio, quick ratio (a measure of its ability to pay off current liabilities without relying on the sale of inventories), and, debt to worth ratio (a measure of the financing provided by the Company's creditors as compared to the contribution by security holders) as of the end of fiscal 1996, were 1.18, 0.16, and 2.65, respectively.

     The Company's principal long term commitments, as of the end of fiscal 1996, consist of obligations under a real estate lease. Subsequent to the end of fiscal 1996, and in August 1996, the Company encumbered substantially all of its assets to a nonaffiliated lender for a $600,000 loan which is payable monthly over the next one year.

     Because of its limited capital, during fiscal 1997, the Company has planned to limit its research and development to perfecting its completely digitized laser light source transillumination system and to refining its CT-SIM System having 91.5 centimeter aperture or opening. Capital expenditures for such research and development are estimated to be $350,000 for fiscal 1997.

     During fiscal 1997, the Company does not expect to purchase or sell plant and equipment, other than in the ordinary course of business. However, the Company's growth plan calls for a continuing program of acquisitions to obtain new technologies. Currently, the Company is negotiating marketing rights for, or the acquisition of, Nova Therapeutic Systems, Inc., a Delaware Corporation, a company which owns the patent for a radiosurgical device; i.e., a cobalt scalpel, used to destroy cancerous tumors in the human body by delivering a beam of high energy to the focused point of cancerous tissue. Nova's cobalt scalpel has been cleared for marketing in the United States by the FDA. If such an acquisition were to occur in fiscal 1997, it is possible the Company would acquire plant and equipment as part of such a transaction.

     Management believes that during the next twelve months cash generated by operating activities and cash and cash equivalents on deposit with financial institutions will be insufficient for its capital and operating needs for its existing operations. It is imperative the Company raise additional capital through the public offering or private placement of its securities or obtaining additional debt financing.

ITEM 3.  DESCRIPTION OF PROPERTY

     MHTI operates from facilities leased from a non-affiliated party in the same business industrial complex. The premises consist of 40,000 square feet of floor space, of which 26,000 square feet is dedicated to warehouse space, 9,000 square feet to production and manufacturing, and the remaining 5,000 square feet to administrative offices and conference rooms. The lease has 15 years remaining, including options to renew. The MHTI's annual rent is $244,400, subject to 3% annual increase and a $275,000 penalty for early termination during the first two years. MHTI's lease is guaranteed by the Company.

     The Company's administrative offices were located in facilities leased from a non-affiliated party, which facilities are located in the ICOT business-industrial complex in Clearwater, Florida. The Company has relocated its administrative offices from the leased premises in the ICOT business-industrial complex to the MHTI facilities. The Company is attempting to sublet the leased premises in the ICOT business-industrial complex for the remaining term of the lease. The ICOT lease has 1 1/2 years remaining at an annual rent of $55,200, subject to 3% increase every six months.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of March 31, 1997, the number of shares, of the Company's Common and Convertible Preferred Stock, owned and the percentage so owned by (i) each person (including any group) known to the Company to be the beneficial owner of more than five percent of the outstanding Common and Convertible Preferred Stock, (ii) each director and/or officer of the Company, and (iii) all the Company's directors and officers as a group.
The number of shares owned are those "beneficially owned" as determined under the rules of the Security and Exchange Commission, including any shares of Common or Convertible Preferred Stock as to which a person has sole or shared voting power or investment power and any shares of Common or Convertible Preferred Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right.




                                   Name and                       Amount and
                                   Address of                     Nature of
Title of                           Beneficial                     Beneficial       Percent of
Class                              Owner                          Owner            Class
--------------------               ----------                     ----------       ----------
Common Stock                       Myron A. Baker (1)             1,046,723          9.2%


Common Stock                       Guy Zani, Jr.                    917,166          8.0%


Common Stock                       Dennis D. Cole (2)               985,536          8.6%


Series C Convertible               Sudha Agarwal                    600,000        100.0%
Preferred Stock(3)                 626 North 164th Street
                                   Omaha, NE 68118


Series D Convertible               Sam M. Beckerman                 100,000         26.0%
Preferred Stock (4)                4925 Collins Ave.
                                   Apt. 7-E
                                   Miami Beach, Florida
                                   33140



                                   Henry Chua                        50,000         12.0%
                                   925 Collins Ave.
                                   Apt. 6-E
                                   Miami Beach, Florida
                                   33140

                                   Murray Beckerman                  50,000         12.0%
                                   655 Third Avenue
                                   New York, NY 10017

                                   J. Douglas Cox                    50,000         12.0%
                                   1150 Shore Road
                                   Cape Elizabeth, Maine
                                   04107

                                   Mitchell L. Reisman               25,000          6.0%
                                   19 Oliver Pl.
                                   Staten Island, NY
                                   10314

                                   Isidore A. Becker                100,000         26.0%
                                   10155 Collins Avenue
                                   Bal Harbour, Florida
                                   33154

Series E Convertible               Manfred Asrican                  637,000         97.3%
Preferred Stock (5)                74 Holly Hill Lane
                                   #200
                                   Greenwich, Connecticut
                                   06830

All Directors and
Officers as a
group (3 people)(1)(2)                                            2,949,425         25.8%



--------------------------

(1) Includes shares owned by Mr. Baker's wife, Vera F. Baker, and the Vera F. Baker Trust.

(2) Includes shares owned by Mr. Cole's wife, Linda S. Cole, his son, Jason C. Cole, and the Linda S. Cole Irrevocable Trust.

(3) Each share of Series C Convertible Preferred Stock has a stated value of $1.00 per share, the same voting rights as a share of the Company's common stock and is convertible into the Company's common stock six (6) months after the date of issuance which conversion date may be extended by the Holders thereof for an additional six (6) months. The rate of conversion is one share of common stock for each share of Series C Convertible Preferred Stock.

(4) Each share of Series D Convertible Preferred Stock has a stated value of $1.00 per share, the same voting rights as a share of the Company's common stock, and is convertible into the Company's common stock at anytime beginning six months after the date of issuance; i.e. April 18, 1996, for a period of two
(2) years, upon which date the shares are automatically converted to the Company's common stock. Each share of preferred stock, at its stated value, shall be convertible into shares of the Company's common stock at a price per share of common stock of $1.50 per share or seventy-five percent (75.5%) of the average closing bid price of the Company's common stock on any recognized exchange for ten (10) consecutive trading days prior to the conversion date, whichever is less.

(5) Each share of Series E Convertible Preferred Stock has the stated value of $1.00 per share, the same voting rights as a share of the Company's common stock, and is convertible into the Company's common stock at anytime after the average closing bid price of the Company's common stock on any recognized stock exchange reaches $6.00 per share for a period of ten consecutive trading days; or, whenever the Company authorizes the conversion; provided on January 1, 1997, all shares of Series E Convertible Preferred Stock not already converted into the Company's common stock are automatically converted into common shares. The number of common shares to be issued in exchange for each preferred share shall be determined by dividing the Series E Convertible Preferred Stock's stated value into the average closing bid price of the Company's common stock on any recognized stock exchange for ten consecutive trading days prior to the conversion date.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS.

The following table sets forth the name, age, and position of each current director and executive officer of the Company:


NAME            AGE  POSITION
Myron A. Baker  67   Chairman of the Board, Chief
                     Executive Officer and President


Dennis D. Cole  48   Vice President, Secretary,
                     General Counsel and Director

Guy Zani, Jr.   53   Chief Financial Officer, Treasurer
                     and Director

--------------------------------------

Myron A. Baker

     Mr. Baker has been a Director and Chairman of the Company since completion of the merger between Medhealth Imaging and Joe Franklin Productions in November 1995. Prior to this, Mr. Baker was co-founder and a board member of Medhealth Imaging, Inc., which is now a subsidiary of the Company, since its inception in 1993. Mr. Baker has over 30 years of management experience with companies such as Dresser Industries, Fairchild Camera Instrumentation and Healthcare Systems. Mr. Baker's past experience includes joint ventures, licensing programs and dealer networks throughout the world. Mr. Baker holds a B.A. from the Kensington School of Business.

Dennis D. Cole

     Mr. Cole has been a Director, Vice President, Secretary and General Counsel of the Company since completion of the merger between Medhealth Imaging and Joe Franklin Productions in November 1995. Mr. Cole joined Medhealth Imaging in 1993 and served as its vice president and corporate counsel. Mr. Cole has 20 years of business law experience specializing in corporate securities, real estate and tax law. Mr. Cole is a graduate of Yale University with a B.A. degree and received his Doctor of Jurisprudence, Cum Laude, from Indiana University in 1976.

Guy Zani, Jr.

     Mr. Zani has been a Director, CFO and Treasurer of the Company since completion of the merger between Medhealth Imaging and Joe Franklin Productions in November 1995. Prior to this, Mr. Zani was a co-founder of Medhealth Imaging, Inc., which is now a subsidiary of the Company, since its inception in 1993. Mr. Zani has over 25 years of business experience including 14 years with General Foods in various positions in marketing and finance. Mr. Zani holds a B.S. degree in Marketing from Florida Southern College and an M.B.A. in Finance from Adelphi University.

Scientific Advisory Committee

     At the discretion of the Board of Directors, the Company intends to establish a Scientific Advisory Committee of not less than one nor more than seven persons who will be appointed by the Board of Directors, but not including members of the Board. The purpose of the Committee is to consult with the Officers and Directors of the Company concerning factors affecting the Company and to provide assistance with respect to proposed technology, business, direction and progress of the Company. Management of the Company anticipates that Committee members will be qualified medical, scientific and other professionals who will be able to review, evaluate and otherwise assist the Company with various projects. Members of the Committee will serve at the pleasure of the Board of Directors and will receive compensation as determined by the Board. Finally, the by-laws of the Company also provide for indemnification of Scientific Advisory Committee members to the same extent as Officers, Directors and employees of the Company. As of the date of this Form 10-SB, the Board has discussed such advisory assignments with certain professionals, however, it has not yet selected any members to serve on the Scientific Advisory Committee.

ITEM 6. EXECUTIVE COMPENSATION.

     The Table below sets forth the cash compensation including salaries, bonuses, contributions to retirement plans, premiums paid on health and dental insurance plans and disability insurance plans, paid by the Company for the year ended June 30, 1996, to and for the benefit of, each executive officer.


                                      SUMMARY COMPENSATION TABLE
======================================================================================================
                        ANNUAL
                     COMPENSATION                                         LONG-TERM
                        AWARDS                                         COMPENSATION (2)
======================================================  ==============================================
                                                          AWARDS                 PAYOUTS
Name and                                                =======================  =======      All
Principal           Fiscal                              Restricted     Stock      LTIP       Other
Position             Year   Salary(1)  Bonus(2)  Other   Stock(1)   Options/SAR  Payouts  Compensation
--------            ------  ---------  --------  -----  ----------  -----------  -------  ------------
MYRON A. BAKER       1996    $21,900      0        0     200,000         0          0          0
Chairman, Chief
Executive Officer,
President

DENNIS D. COLE       1996    $21,900      0        0     200,000         0          0          0
Vice President,
Secretary,
General Counsel,
and Director

GUY ZANI, JR.        1996    $21,900      0        0     200,000         0          0          0
Chief Financial
Officer, Treasurer
and Director



(1) The Company has not established any long term compensation program for employees, including stock option plan, stock bonus plan and stock appreciation rights plan and no stock options or bonus stock has awarded to any employee other than as set forth in the above table.
(2) Does not include some personal use, if any of Company vehicles, the value of which is unattainable, which in the Company's opinion would be immaterial.

EMPLOYMENT CONTRACTS

     The Company has entered into employment agreements with Myron A. Baker, Guy Zani, Jr. and Dennis D. Cole ("Officers") as of November, 1995, which may be terminated upon 90 days notice either by the Company or the Officers anytime after December 31, 1998. Pursuant to such employment agreements each officer is paid an annual salary of $120,000, plus bonuses awarded from time to time by the Company's Board of Directors, receives annual paid vacations, a company vehicle, is reimbursed for out of pocket expenses incurred for and on behalf of the Company and participates in fringe benefit programs the Company has for all employees. After three (3) years, the Company or the officer may terminate the employment agreement upon three (3) months prior notice. Upon termination, the employee is retained as a consultant to the Company through December 31, 2000, at an annual salary equal to one-half of the officer's salary during the last twelve (12) months of his employment. Further, if the officer becomes disabled or dies prior to December 31, 2000, he or his heirs and estate will continue to receive such consultant compensation until December 31, 2000. The employment agreements have a non-disclosure of trade secrets provision which survives the agreement's termination for three (3) years.

DIRECTORS FEES

     The Company's Directors, who are all salaried employees of the Company, receive no fees for their attendance at each meeting of the Board of Directors, Annual Shareholders Meeting and committee meetings. The Directors are reimbursed for their travel, lodging and food expense incurred when attending such meetings, if such meetings are held in a location in excess of twenty-five
(25) miles from the principal place of business of the Company in Clearwater, Florida. Directors are also reimbursed for their travel, lodging and food expenses incurred when traveling on behalf of the Company when requested to do so by an officer of the Company or by the Board of Directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company has not entered into transactions during the last two years with any director, officer, nominee for an election as a director, controlling shareholder nor within the last five years with promoters, or any member of their immediate families (includes spouse, parents, children, siblings, and in-laws) nor is any such transaction proposed except as follows:

     In November 1995, the Company acquired and merged with Medhealth Imaging, Inc., a Florida Corporation, through a stock transaction whereby the Florida Corporation was merged into the Company's wholly owned subsidiary formed in Nevada in September, 1995. Messrs Baker, Zani and Cole were officers, directors and shareholders of the Florida Corporation prior to the acquisition and merger and became officers, directors and shareholders of the Company. Messrs Baker, Zani and Cole and members of their families received 912,723, 772,166 and 834,384, of the Company's common shares, respectively, in such transaction.

ITEM 8.  LITIGATION

     On August 14, 1996, the Company was sued in Lee County, Florida, Circuit Court by Southwest Florida Equipment, Inc., for return of a $100,000 deposit on a CT Simulator System ordered from the Company, a notice of revocation having been sent to the Company allegedly within the time revocation of such purchase was permitted by the contract between the parties. Southwest Florida Equipment, Inc., seeks not only return of its $100,000 but also prejudgment interest and costs. The Company believes it has meritorious defenses to some or all of Southwest Florida Equipment, Inc.'s claims.

ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

MARKET INFORMATION ON COMMON STOCK

     The Company's common stock trades on the NASDAQ Bulletin Board under the symbol: "UMSI". The Company has no other registered securities. The Company's various classes of convertible preferred shares are not listed on an exchange.

     The table below gives the market high and low sales prices for the Company's common stock for the quarters in the fiscal years ended June 30, 1995 and 1996 and the first two quarters of fiscal year 1997 (quarters ended September 30, 1996 and December 31, 1996). The prices were furnished by Bloomberg Business News.

                                 Market Price



Fiscal Year:                      1995                   1996                  1997
                                  ----                   ----                  ----

Quarter
Ended                          High  Low          High          Low       High        Low
-----                          ----  ---          ----          ---       ----        ---
September 30.........          1/16  1/16         1 7/8         1 1/2     2 3/8       1 3/16

December 31..........          1     1/2          2 7/16        1 7/16    2 7/16      1 7/16

March 31.............          1/16  1/16         1 3/4         1 1/4

June 30 .............          1/16  1/16         2 1/4         2

HOLDERS OF RECORD

     As of March 31, 1997, there were 1,345 holders of record of the Company's 11,406,164 issued and outstanding shares of Common Stock.

DIVIDENDS

     No cash dividends have been paid by the Company on its common stock nor does the Company anticipate paying cash dividends in the near future. Other than Nevada statutory limitations denying the payment of dividends when the Company, as a result of paying such dividends would not be able to pay its debts as they come due, or when the Company's total liabilities and preferences to preferred shareholders exceed total assets, there are no restrictions that limit the Company's ability to pay dividends on its common stock nor is it likely that such restrictions will exist in the future.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

ACQUISITION OF MEDHEALTH IMAGING, INC.

     In November, 1995, the Company acquired Medhealth Imaging, Inc., a Florida Corporation, through a stock transaction whereby the Florida Corporation was merged into the Company's wholly owned subsidiary formed in Nevada in September, 1995, and as part of such acquisition, the Company's name was changed from Joe Franklin Productions, Inc., to Universal Medical Systems, Inc., and the officers and directors of Medhealth Imaging, Inc., became the officers and directors of the Company. The Company issued 3,576,181 shares of its common stock to the Shareholders of Medhealth Imaging, Inc., in exchange for 100% ownership of Medhealth Imaging, Inc.

PRIVATE PLACEMENT OF SECURITIES

     In December, 1995, in reliance on Regulation D, Section 505, the Company sold 200,000 Units, each Unit consisting of one share of its common stock and one Redeemable Class B Common Stock Purchase Warrant, at $1.00 per Unit, to accredited investors. The Company received $200,000 from the sale of such securities.

PRIVATE PLACEMENT OF SECURITIES

     In January, 1996, in reliance on Regulation D, Section 504, the Company offered 500,000 Units consisting of one share of its common stock and one Redeemable Class A Common Stock Purchase Warrant, at $2.00 per Unit. First

Madison Securities, Inc., was the Underwriter on a best efforts basis of this private offering of the Units. All such Units were sold to accredited investors. The Offering was for a minimum of $200,000 and a maximum of $1,000,000. The Company received a gross of $458,000 from the sale of such Units.

     The Company paid the Underwriter a non accountable expense allowance equal to three percent (3.0%) of the total proceeds of the offering in addition to a ten percent (10.0%) underwriting commission and discount. Further, the Company retained the Underwriter and Jonathan Daniels & Company (JDC), an affiliate of the Underwriter, as its financial consultants for a period of 36 months. Under the terms of the agreement, the Underwriter and JDC, to the extent reasonably required in the conduct of the Company's business, has agreed to evaluate the Company's managerial and financial requirements; assist in the preparation of budgets and business plans; advise with regard to sales planning and activities; evaluate financial requirements and assist in financial arrangements. The Underwriter and JDC will make available to the Company qualified personnel for this purpose. The consulting fee is payable annually, in advance, on the first day of each year during the three year term of the agreement, in three equal installments of $25,000.

     The Company also agreed that, for a period of three years and until January 1999, if the Underwriter participates in any merger, consolidation or other transaction which the Underwriter has brought to the Company, including if it makes an acquisition of all or substantially all of the assets or stock of a publicly held company and pays for the acquisition, in whole or substantially all, with shares of the Company's securities, then the Company will pay for the Underwriter's services an amount equal to 5% of the first $5 million involved in the transaction, 4% of the second $4 million, 3% of the next $6 million, and 2% of the excess over $15 million.

     The Underwriter was granted the option of designating an individual to serve on the Company's Board of Directors for a period of two years. The Underwriter has not advised the Company whether it will exercise such option or, if so, who it will designate. Upon designation of an individual to the Company's Board of Directors, such individual shall be compensated in the same manner as are non-employee Company directors.

     The Underwriters and Company agreed that the Underwriter will receive a five percent commission upon the exercise or conversion of the Warrants.

ACQUISITION OF MEDICAL HIGH TECHNOLOGY INTERNATIONAL, INC.

     Effective January, 1996, the Company acquired Medical High Technology International, Inc., a Florida Corporation, through a stock transaction whereby the

Florida Corporation was merged into the Company's wholly owned subsidiary formed in Florida in February, 1996, and as part of such merger, the Company's subsidiary changed its name from MHTI Acquisition Corp. to Medical High Technology International, Inc. The Company issued 1,000,000 shares of its Series B Convertible Preferred Stock in exchange for 100% ownership of Medical High Technology International, Inc.; and subsequent to the effective date of the acquisition, the Company issued 50,000 Class 1A Common Stock Purchase Warrants in full satisfaction of certain indebtedness owing by Medical High Technology International, Inc., prior to such acquisition.

PRIVATE PLACEMENT OF SECURITIES

     In April, 1996, in reliance on Regulation D, Section 505, the Company sold 407,500 Units, each Unit consisting of one share of its Series D Convertible Preferred Stock and one Redeemable Class D Common Stock Purchase Warrant, at an average of $.69 per Unit. The Company received $282,500 from the sale of such securities.

GRANT OF OPTIONS

     In May, 1996, the Company entered into a Consulting Agreement with H.B.L. Associates whereby the Company granted to each, Larry Erber and Matthew Gillio Enterprises, a Florida Limited Partnership, an option to purchase 500,000 shares of the Company's common stock in exchange for their services in the Company's capital raising activities. The exercise price of each option is $.01 per share. In each calendar year, the holders have piggyback registration rights and demand registration rights for the shares underlying 42% of the total options initially granted. The Company pays all of the Consultant's expenses incurred for and on the Company's behalf.

     In July, 1996, the Company issued an option to purchase 450,000 shares of the Company's Common Stock to Lawrence H. Katz, Attorney at Law, for services rendered and to be rendered for and on behalf of the Company. The options are earned by dividing fees for services rendered by fifty percent (50.0%) of the average closing bid price of the Company's common stock on the last ten (10) trading days of the month in which the fees were incurred and multiplying the results by three (3). The exercise price of each option is $.01 per share.
In each calendar year, for earned options, the holder has piggy back registration rights and demand registration rights, for the shares underlying earned options. The Company pays all of Mr. Katz's expenses incurred for and on the Company's behalf.

ACQUISITION OF LIFE SCIENCES, INC. AND BIOMETRIX, INC.

     In July, 1996, in exchange for 650,000 shares of the Company's Series E Convertible Preferred Stock, the Company acquired as wholly owned subsidiaries Life Sciences, Inc., Biometrix, Inc., a Connecticut Corporation and Biometrix, Inc., a New Hampshire Corporation.

PRIVATE PLACEMENT OF SECURITIES

     In October, 1996, in reliance on Regulation D, Section 505, the Company sold 600,000 Units, each Unit consisting of one share of its Series C Convertible Preferred Stock and one Redeemable Class C Common Stock Purchase Warrant, at $1.00 per Unit, to accredited investors. The Company received $600,000 from the sale of such securities.

FINANCIAL ADVISORY AGREEMENT

     In September, 1996, the Company entered into a financial advisory agreement with Sands Brothers & Co., Ltd. whereby Sands Brothers & Co., Ltd., was appointed the Company's exclusive financial advisor with respect to corporate finance, merger and acquisition and financial service matters for a period of three (3) years. Pursuant to this Agreement the Company pays Sands Brothers & Co., Ltd. $12,000 per calendar quarter, a transaction fee equal to five percent of the consideration payable by the Company in any acquisition transaction and an equity participation in the surviving entity in an amount mutually agreeable by the parties. Sands Brothers & Co., Ltd. was granted a right of first refusal to underwrite or place any financing transaction of the Company and to have the Company use its best efforts to elect its designee to the Company's Board of Directors. Further, as consideration of Sands Brothers & Co., Ltd. entering into such financial advisory agreement, the Company issued to it Warrants to purchase 1,266,599 shares of the Company's common stock. The exercise price of each Warrant is $2.00 per share (subject to adjustment in certain events), which Warrants are exercisable until 5:30PM, New York Time, on September 12, 2001. Sands Brothers & Co., Ltd. has the right to have the Warrants and/or the underlying shares registered as part of any Company registration of securities (piggy back right) and the one time right to have the same registered upon demand.

APPOINTMENT OF EXCLUSIVE PLACEMENT AGENT

     In October, 1996, the Company entered into an agreement with Sands Brother & Co., Ltd., whereby Sands Brothers & Co., Ltd. was appointed exclusive placement agent for the private placement of up to $1.5 million of the Company's securities on a best efforts basis. Further, Sands Brother & Co., Ltd. is to assist in the Company's arrangement of capital lease, operating lease or equipment lease financing and commercial, institutional or bank debt financing. Sands Brothers & Co., Ltd. will receive a commission equal to ten percent of the aggregate proceeds derived from such financing, non-accountable expense allowance equal to three percent of such aggregate proceeds, and Warrants to purchase a number of shares of the Company's common stock to be determined at a rate of 100,000 Warrants for each $1.0 million of financing consummated by the Company. Such Warrants will be exercisable for five (5) years, commencing with their issuance, at a price per share equal to the lower of the share price in the private placement, the conversion price per share of preferred stock on the date of exercise of the Warrants or the exercise price of the Warrants issued to Sands Brothers & Co., Ltd. in September, 1996.

PRIVATE PLACEMENT OF SECURITIES

     In January, 1997, in reliance on Regulation D, Section 505, the Company sold Four Percent (4%) Unsecured Convertible Debentures, due January 1, 2001, at $1.00 per debenture, to accredited investors. The Company received $500,000 from the sale of such securities. In connection with this private placement the Compay issued 250,000 Warrants to GEM, LTD. and 250,000 Warrants to Rajan Anant Joshi for services rendered. Each Warrant entitles the holder to purchase one share of Common Stock of the Company for an exercise price of $1.43750 per share. The Warrants' Expiration Date is January 9, 2002.

PRIVATE PLACEMENT OF SECURITIES

     In March, 1997, in reliance on Regulation D, Section 505, the Company sold 40,000 Units consisting of two (2) shares of its common stock and one (1) Redeemable Class E Common Stock Purchase Warrant, at $2.80 per Unit. All such Units were sold to accredited investors. The Company received $112,000 from the sale of such Units.

ITEM 11.  DESCRIPTION OF SECURITIES

COMMON STOCK

     The Company is authorized to issue 25,000,000 shares of common stock, $.001 par value per share, of which there are presently, as of March 31, 1997, 11,406,164 shares issued and outstanding. All outstanding shares are validly issued, fully paid and nonassessable.

     All shares of the Company's common stock have equal voting rights when validly issued and outstanding and have one vote per share on all matters to be voted upon by stockholders. Cumulative voting in the election of directors is not allowed. Holders of a majority of the outstanding shares of common stock whether present in person or by proxy constitute a quorum at all meetings of stockholders.

     The shares of the Company's common stock have no preemptive or conversion rights, no redemption or sinking fund provisions, and are not liable for further call or assessment. Subject to preference provisions of its outstanding preferred stock, each share of the Company's common stock is entitled to share ratably in any assets available for distribution to the holders of its equity securities upon the Company's liquidation.

     Holders of the Company's common stock are entitled to receive dividends when and as declared by the Company's Board of Directors out of funds legally available therefor. Any such dividends may be paid in cash, property or shares of the Company's common stock. The Company has not paid any cash dividends since its inception and presently anticipates that earnings, if any, will be retained for future development of the Company's business, and that no dividends on its common stock will be declared in the foreseeable future.

CLASS 1A COMMON STOCK PURCHASE WARRANTS

     Subsequent to its acquisition of Medical High Technology International, Inc., in January 1996, the Company issued to Pfizer Medical Systems, Inc., a Warrant to purchase 50,000 shares of the Company's common stock, $.001 par value, at an exercise price of $1.00 per share exercisable at anytime after January 25, 1996 through 11:59PM January 31, 1999. The Class 1A Common Stock Purchase Warrants cannot be redeemed by the Company.

REDEEMABLE CLASS A COMMON STOCK PURCHASE WARRANTS

     As part of the Company's January 1996, private placement of its securities, the Company sold 599,450 Redeemable Class A Common Stock Purchase Warrants. Each Class A Warrant entitles the holder to purchase one share of the Company's common stock at a price of $3.00 per share, exercisable at anytime after January 3, 1996 until 11:59PM EST on January 3, 1998. The Company may redeem the Redeemable Class A Common Stock Purchase Warrants after January 3, 1998, at a price of $.01 per Warrant upon 20 days prior written notice if the average closing bid quotation of the Company's common stock on any recognized stock exchange has been at least 120% of the exercise price of the Warrants during the 20 consecutive days ending the third day prior to the day notice of redemption is given to the Warrant

Holders.

REDEEMABLE CLASS B COMMON STOCK PURCHASE WARRANTS

     As part of the Company's December, 1995, private placement of its securities, the Company sold 200,000 Redeemable Class B Common Stock Purchase Warrants. Each Class B Warrant entitles the holder to purchase one share of the Company's common stock at a price of $3.00 per share, exercisable at anytime after December 28, 1995 until 11:59PM EST on December 31, 1997. The Company may redeem the Redeemable Class B Common Stock Purchase Warrants after June 30, 1997, at a price of $.01 per Warrant upon 20 days prior written notice if the average closing bid quotation of the Company's common stock on any recognized stock exchange has been at least 120% of the exercise price of the Warrants during the 20 consecutive days ending on the third day prior to the day notice of redemption is given the Warrant Holders.

REDEEMABLE CLASS C COMMON STOCK PURCHASE WARRANTS

     As part of the Company's October, 1996, private placement of its securities, the Company sold 600,000 Redeemable Class C Common Stock Purchase Warrants. Each Class C Common Stock Purchase Warrant entitles the holder to purchase one share of the Company's common stock at a price of $1.50 per share, exercisable at anytime after October 5, 1996, until 11:59PM EST on September 30, 2001. The Company may redeem the Redeemable Class C Common Stock Purchase Warrants after June 30, 1998, at a price of $.01 per Warrant upon 20 days prior written notice if the average closing bid quotation of the Company's common stock on any recognized stock exchange has been at least 120% of the exercise price of the Warrants during the 20 consecutive days ending on the third day prior to the day notice of redemption is given the Warrant Holders.

REDEEMABLE CLASS D COMMON STOCK PURCHASE WARRANTS

     As part of the Company's April, 1996, private placement of its securities, the Company sold 407,500 Redeemable Class D Common Stock Purchase Warrants. Each Class D Warrant entitles the holder to purchase one share of the Company's common stock at a price of $3.00 per share, exercisable at anytime after March 31, 1996, until 11:59PM EST on June 30, 1998. The Company may redeem the Redeemable Class D Common Stock Purchase Warrants after June 30, 1997, at a price of $.01 per Warrant upon 20 days prior written notice if the average closing bid quotation of the Company's common stock on any recognized stock exchange has been at least 120% of the exercise price of the Warrants during the 20 consecutive days ending on the third day prior to the day notice of redemption is given the

Warrant Holders.

REDEEMABLE CLASS E COMMON STOCK PURCHASE WARRANTS

     As part of the Company's March, 1997, private placement of its securities, the Company sold 40,000 Redeemable Class E Common Stock Purchase Warrants.
Each Class E Warrant entitles the holder to purchase one share of the Company's common stock at a price of $3.00 per share, exercisable at anytime after March 15, 1997, until 11:59PM on March 15, 2000. The Company may redeem the Redeemable Class E Common Stock Purchase Warrants after June 30, 1998, at a price of $.01 per Warrant upon 20 days prior written notice if the average closing bid quotation of the Company's common stock on any recognized stock exchange has been at least 120% of the exercise price of the Warrants during the 20 consecutive days ending on the third day prior to the day notice of redemption is given the Warrant Holders.

COMMON STOCK PURCHASE WARRANTS

     In September, 1996, in conjunction with the execution of a financial advisory agreement with Sands Brothers & Co., a Delaware Corporation ("Sands Brothers"), the Company issued non-redeemable Warrants to purchase 1,266,599 shares of the Company's common stock. Each Warrant entitles the holder to purchase 1 share of the Company's common stock at a price of $2.00 per share, exercisable at any time from September 12, 1996, until 5PM New York time on September 12, 2001, after which date the unexercised Warrants expire. The Warrants have piggy back and demand registration rights, antidilution provisions, and upon exercise holders have the right to receive, in addition to the shares of common stock, the same property, assets, rights, evidence of indebtedness, securities or any other thing of value distributed by the Company to its shareholders prior to the exercise of the Warrants.

COMMON STOCK PURCHASE WARRANTS

     In January, 1997, in conjunction with the Private Placement of 500,000 Four Percent (4%) Unsecured Convertible Debentures, the Company issued 250,000 common stock purchase warrants to GEM, LTD. and 250,000 of such warrants to Rajan Anant Joshi, each warrant entitling the holder to purchase one share of the Company's common stock for an exercise price of $1.43750 per share. The warrants are exercisable from their date of issuance through January 9, 2002. The Warrants have demand registration rights and antidilution provisions.

PREFERRED STOCK

     The Company is authorized to issue 10,000,000 shares of Preferred Stock, $.0001 par value per share. The Company's Board of Directors is authorized to prescribe, fix or alter the classes, series, designations, preferences, voting power, limitations, restrictions and relative rights of each class or series. Pursuant to such authority the Company's Board of Directors has authorized the issuance of and caused to be issued 600,000 Series C Convertible Preferred Shares, 407,500 Series D Convertible Preferred Shares, and 650,000 Series E Convertible Preferred Shares. All outstanding preferred shares are validly issued, fully paid and nonassessable.

SERIES C CONVERTIBLE PREFERRED STOCK

     Holders of the Company's Series C Convertible Preferred Stock are entitled to receive, when and as declared by the Company's Board of Directors, out of funds legally available therefore, cash dividends on an annual compounded basis equal to twenty percent (20%) of the subscription price for such stock; however, after six (6) months following the date of issuance the dividend rate shall be adjusted to an annual compounded basis equal to ten percent (10%) of the subscription price for such stock. The Series C Convertible Preferred Stock has one vote per share and has the same voting rights as the Company's common shares.

     The Series C Convertible Preferred Stock has a stated value of $1.00 per share, and each share is convertible into the Company's common stock six (6) months after the date of issuance or the holder may elect to extend the conversion date for an additional six (6) months. The rate of conversion is one share of common stock for each share of preferred stock converted.

     The Series C Convertible Preferred Stock has a liquidation preference to the Company's common shares of $1.00 per share, plus any declared and unpaid dividends thereof. Such liquidation preference is in parity with that of the Company's Series B Convertible Preferred Stock, Series D Convertible Preferred Stock and Series E Convertible Preferred Stock. The Series C Convertible Preferred Stock has no redemption or sinking fund provisions.

SERIES D CONVERTIBLE PREFERRED STOCK

     Holders of the Company's Series D Convertible Preferred Stock are entitled to receive, when and as declared by the Company's Board of Directors, out of funds legally available therefore, cash dividends on an annual compounded basis equal to ten percent (10.0%) of the subscription price for such stock. The Series D Convertible Preferred Stock has one vote per share and has the same voting rights as the Company's common shares.

     The Series D Convertible Preferred Stock has a stated value of $1.00 per share and each share is convertible into the Company's common stock beginning six (6) months after the date of issuance for a period of two years, at which time such preferred shares not previously converted are automatically converted into shares of the Company's common stock. Each share of Series D Convertible Preferred Stock, at its stated value shall be convertible to shares of the Company's common stock at a price per share of such common stock of $1.50 or seventy-five percent (75.0%) of the average closing bid price for the Company's common stock over the consecutive ten (10) trading days prior to conversion, whichever is less.

     The Series D Convertible Preferred Stock has a liquidation preference to the Company's common shares of $1.00 per share, plus any declared and unpaid dividends thereon. Such liquidation preference is in parity with that of the Company's Series B Convertible Preferred Stock, and Series E Convertible Preferred Stock. The Series D Convertible Preferred Stock has no redemption or sinking fund provisions.

SERIES E CONVERTIBLE PREFERRED STOCK

     Holders of the Company's Series E Convertible Preferred Stock are entitled to receive dividends only when and as declared by the Company's Board of Directors, out of funds legally available therefore. The Series E Convertible Preferred Stock has one vote per share and has the same voting rights as the Company's common shares.

     The Series E Convertible Preferred Stock has a stated value of $1.00 per share and each share is convertible into the Company's common stock at anytime after the average closing bid price of the Company's common stock on any recognized stock exchange reaches an average of $6.00 per share for a period of ten consecutive trading days; or, whenever the Company authorizes the conversion. Further, on January 1, 1997, all shares of Series E Convertible Preferred Stock not already converted into the Company's common stock, are automatically converted into common shares. In all cases of Series E Convertible Preferred Stock conversion into the Company's common stock, the number of common shares to be issued in exchange for each preferred share shall be determined by dividing the Series E Convertible Preferred Stock's stated value into the average closing bid price of the Company's common stock on any recognized stock exchange over ten consecutive trading days prior to the conversion date.

     The Series E Convertible Preferred Stock has a liquidation preference to the Company's common shares of $1.00 per share, plus any declared and unpaid dividends thereon. Such liquidation preference is in parity with that of the Company's

Series B Convertible Preferred Stock and Series D Convertible Preferred Stock. The Series E Convertible Preferred Stock has no redemption or sinking fund provisions.

4% UNSECURED CONVERTIBLE DEBENTURES

     The Company's 4% Unsecured Convertible Debentures currently outstanding are due January 1, 2001, and bear interest at the rate of 4% per annum, payable quarterly, in arrears, on April 1, July 1, October 1, and January 1 of each year, with interest calculated on a 360 day year. Over due principal and interest bears interest at 14% per annum until paid. The conversion price for each Debenture in effect on any conversion date shall be the LESSER of X OR Y: where X is the GREATER of (a) [$F] or (b) [C] / [( { C/F } + 3.00)/ 2] (where C = the average per share market value (generally the closing bid price per share of the Company's common stock on the Over-The-Counter Bulletin Board or other stock exchange where such stock is listed) for the five (5) Trading Days immediately preceding the conversion date and F = the per share market value on the trading day immediately preceding the original issue date; and Y = 70% of the average per share market value for the five (5) trading days immediately preceding the conversion date. The Debentures conversion rights have anti-dilutive provisions and require the Company to give to Debenture holders at least 30 calendar days prior written notice to the applicable record or effective date of its intent to declare a dividend or other distribution, redeem its common stock, authorize the grant of rights or warrants to subscribe for or purchase its capital stock, or if the approval of stockholders will be required in connection with any reclassification of its common stock, any consolidation or merger, any sale or transfer of substantially all of its assets or compulsory share exchange whereby the common stock is converted into securities, cash or property or the voluntary or involuntary dissolution, liquidation, or winding up of the Company's affairs. Further, if at anytime conditions arise by reason of the Company's actions which might materially or adversely affect the Debenture holders rights (different than or distinguished from the effect generally on rights of holders of any class of the Company's common stock); or, if at anytime such conditions are expected to arise the Company is required to give Debenture Holders notice thereof at least 30 calendar days prior to the effective date of such action. Thereupon, the anti-dilutive adjustment; if any, of the Debentures conversion price will be determined by appraisal. A default occurs under the Debentures upon nonpayment of interest or principal, if the Company defaults in the payment of any of its obligations under any mortgage, indenture or instrument which exceed $50,000, if the Company's common stock is delisted from the Over-The-Counter Bulletin Board or other national securities exchange or market or is suspended from trading thereon and shall not have its common stock relisted or suspension lifted within five days; or, the Company is a party to any merger or consolidation or shall dispose of substantially all of its assets or shall redeem more than a de minimis amount of its outstanding Common Stock. Upon default, Debenture Holders may accelerate all amounts due pursuant to the Debentures. The Debentures have no other redemption features, sinking fund requirements, or other provisions giving or limiting the rights of Debenture Holders. In February, 1997, $460,000, out of the total of $500,000, of these convertible debentures were converted into 292,558 shares of the Company's common stock, leaving $40,000 in unconverted debentures.

TRANSFER AGENT

     American Stock Transfer & Trust Company, 40 Wall Street, 46th Floor, New York, New York 10005, acts as Transfer Agent for the Company's securities.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Articles of Incorporation provide that pursuant to the provisions of Nevada Revised Statute 78.751, the Company will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the Company, by reason of the fact that he was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney' fees, judgments, fines and amounts paid in settlement actually and reasonable incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalents, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonable believed to be in or not opposed to the best interests of the Company, and that, with respect to any criminal action or proceeding, he had responsible cause to believe that his conduct was unlawful.

     The Company will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorney's fees actually and reasonable incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the Company or for amounts paid in settlement to the Company, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, he must be indemnified by the Company against expenses, including attorneys' fees, actually and reasonable incurred by him in connection with the defense.

     Any indemnification as set out above, unless ordered by a court or advanced by the Company, must be made by the Company only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

     (a) By the stockholders;

     (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

     (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent counsel in a written opinion; or

     (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Company as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the Company. The provisions of the foregoing do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     The Company is authorized by its Articles of Incorporation to purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the Company has the authority to indemnify him against such liability and expenses. The other financial arrangements made by the Company may include the following:

     (a) The creation of a trust fund.

     (b) The establishment of a program of self-insurance.

     (c) The securing of its obligation of indemnification by granting a security interest or other lien on any Company assets.

     (d) The establishment of a letter of credit, guaranty or surety.

No financial arrangement may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by the court.

     Any insurance or other financial arrangement made on behalf of a person may be provided by the Company or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the Company.

     In the absence of fraud; (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made and the choice of the person to provide the insurance or other financial arrangement is conclusive; and, (b) The insurance or other financial arrangement:

     (1) Is not void or voidable; and,

     (2) Does not subject any director approving it to personal liability for his action; even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

     The Company's Articles of Incorporation further provide that "No director or officer of the Company shall be personally liable to the Company or its stockholders for damages for his acts or omissions resulting in his breach of fiduciary duty as a director or officer, except if such acts or omissions involve: (a) intentional misconduct, fraud or a knowing violation of the law; or (b) the payment of dividends in violation of Nevada Revised Statute 78.300 (distribution may not be made if, after giving effect thereto the Company would not be able to pay its debts as they become due in the usual course of business; or the Company's total assets would be less than the sum of its total liabilities plus the amount needed upon the Company's dissolution to satisfy preferential rights of Shareholders).

ITEM 13.  FINANCIAL STATEMENTS

     The response to Item 13., is submitted as a separate section of this Form 10-SB.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     There has been no change of accountants or reported disagreement on any matter of accounting principles or procedures or financial statement disclosures in fiscal years ended June 30, 1995 and 1996.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

                              Index to Exhibits



Exhibit
Number            Description of Exhibit                   Page No.
-----------  --------------------------------------------  --------
   a(1) and  The financial statements are filed as a
   a(2)      separate section of this Form 10-SB

   a(3)      Exhibits required to be filed by
             Item 601 of Regulation S-B

   2(a)      Plan of Acquisition of
             Medhealth Imaging, Inc.

   2(b)      Plan of Acquisition of
             Medical High Technology International, Inc.

   2(c)      Plan of Acquisition of Life Sciences,
             Inc., Biometrix, Inc.

   3(i)(a)   Articles of Incorporation

   3(i)(b)   Amendment of Articles of Incorporation

   3(i)(c)   Amendment of Articles of Incorporation

   3(ii)     Amended By-Laws

   4(a)      Form of Company's Common Stock Certificate

   4(b)      Instrument Defining Rights of Series C
             Convertible Preferred Stockholders

   4(c)      Form of Company's Series C Convertible
             Preferred Stock Certificate

   4(d)      Instruments Defining Rights of
             Series D Convertible Preferred
             Stockholders



   4(e)      Form of Company's Series D Convertible
             Preferred Stock Certificate

   4(f)      Instruments Defining Rights of
             Series E Convertible Preferred Stockholders

   4(g)      Form of Company's Series E Convertible
             Preferred Stock Certificate

   4(h) Warrant Agreement dated January 25, 1996, between the Company and Dennis D. Cole concerning the Class 1A Common Stock
             Purchase Warrant Holders

   4(i)      Form of Company's Class 1A Common Stock
             Purchase Warrant

   4(j) Warrant Agreement dated January 22, 1996, between the Company and American Stock
             Transfer & Trust Co., concerning the
             Redeemable Class A Common
             Stock Purchase Warrant Holders

   4(k)      Form of Company's Redeemable Class A
             Common Stock Purchase Warrant

   4(l) Warrant Agreement dated December 29, 1995, between the Company and Dennis D. Cole concerning the Redeemable
             Class B Common Stock Purchase
             Warrant Holders

   4(m)      Form of Company's Redeemable Class B
             Common Stock Purchase Warrant

   4(n) Warrant Agreement dated October 5, 1996, between the Company and Dennis C. Cole concerning the Redeemable
             Class C Common Stock Purchase
             Warrant Holders

   4(o)      Form of Company's Redeemable Class C
             Common Stock Purchase Warrant





   4(p)      Warrant Agreement dated April 1, 1996,
             between the Company and Dennis D. Cole
             concerning the Redeemable Class D
             Common Stock Purchase
             Warrant Holders

   4(q)      Form of Company's Redeemable Class D
             Common Stock Purchase Warrant

   4(r)      Warrant Agreement dated March 14, 1997,
             between the Company and Dennis D. Cole
             concerning the Redeemable Class E Common
             Stock Purchase Warrants

   4(s)      Form of Company's Redeemable Class E
             Common Stock Purchase Warrants

   4(t)      Form of 4% Convertible
             Debenture Holders Purchase Agreement

   4(u)      Form of 4% Convertible Debenture

   4(v)      Stock Option Agreement dated as of May 1,
             1996, between the Company and Larry Erber

   4(w)      Stock Option Agreement dated as of May 1,
             1996, between the Company and Matthew Gillio
             Enterprises, Ltd.

   4(x)      Stock Option Agreement dated as of July 8,
             1996, between the Company and Lawrence
             H. Katz, Attorney at Law

   4(y)      Addendum to Option Agreement dated as of July
             8, 1996, between the Company and Lawrence H.
             Katz, Attorney at Law

   4(z)      Common Stock Purchase Warrant Agreement
             dated September 12, 1996, between
             the Company and Sands Brothers & Co.,
             Ltd.




   4(a)(a) Form of Company's Warrant Certificate issued pursuant to September 12, 1996, Agreement with Sands Brothers & Co., Ltd.

   4(b)(b) Form of Company's Warrant Certificate issued pursuant to September 12, 1996, Agreement with Mark Hollo.

   4(c)(c)   Common Stock Purchase Warrant Agreement
             dated January 9, 1997, between
             the Company and GEM, LTD.

   4(d)(d)   Common Stock Purchase Warrant Agreement
             dated January 9, 1997, between the Company and Rajan Anant Joshi

   10(a)     Contract dated June 12, 1995, between the
             Company and JMK Group, Inc.

   10(b)(i)  Lease Agreement dated May 7, 1987, between
             R.F. Properties, Ltd. and Medical High
             Technology International, Inc.

   10(b)(ii) Addendum to Lease dated February 1, 1996, between the Company, Medical High Technology
             International, Inc. and John B. Pickford, as
             Ancillary Trustee for the First National Bank of Chicago, as Trustee

   10(c) Lease Agreement dated March 5, 1996, between the Company and ICOT Center, Ltd.

   10(d)     Employment Agreement, dated November 10,
             1995, between the Company and Myron A.
             Baker

   10(e)     Employment Agreement, dated November 10,
             1995, between the Company and Guy Zani, Jr.

   10(f)     Employment Agreement, dated November 10,
             1995, between the Company and Dennis D. Cole




   10(g)     Contract dated May 17, 1996, between the
             Company and Dynacs Engineering, Inc.

   10(h) Agreement dated September 12, 1996, between the Company and Sands Brothers & Co., Ltd.

   10(i) Agreement dated October 1, 1996, between the Company and Sands Brothers & Co., Ltd.

   10(j)     Amendment to Agreement dated October 1,
             1996, between the Company and Sands
             Brothers & Co., Ltd.

   21        Subsidiaries of the Company

                             REPORT ON FORM 10-SB

                             ITEM 13, ITEM 15(a)

            FINANCIAL STATEMENTS LIST OF FINANCIAL STATEMENTS AND

                        FINANCIAL STATEMENT SCHEDULES

              AS OF SIX MONTHS ENDED DECEMBER 31, 1996, AND 1995

                AND FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

                       UNIVERSAL MEDICAL SYSTEMS, INC.

                               AND SUBSIDIARIES

                             CLEARWATER, FLORIDA

                        UNIVERSAL MEDICAL SYSTEMS, INC.
                                And Subsidiaries

                       CONSOLIDATED FINANCIAL STATEMENTS
                              JUNE 30, 1996 & 1995

   [ALESSANDRI & ALESSANDRI, P.A., CERTIFIED PUBLIC ACCOUNTANTS LETTERHEAD]

                          INDEPENDENT AUDITORS' REPORT

Universal Medical Systems, Inc. and Subsidiaries
Clearwater, Florida

         We have audited the accompanying consolidated balance sheets of Universal Medical Systems, Inc. and Subsidiaries, as of June 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Universal Medical Systems, Inc. and Subsidiaries, at June 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                       /s/ Alessandri & Alessandri, P.A.

August 29, 1996 (except as to Note 17 for
  which the date is April 10,1997)
Tampa, Florida

                UNIVERSAL MEDICAL SYSTEMS, INC. and Subsidiaries
                          CONSOLIDATED BALANCE SHEETS
                              JUNE 30, 1996 & 1995
 -----------------------------------------------------------------------------
                                     ASSETS

                                                                                             1996             1995
                                                                                         -----------       -----------
CURRENT ASSETS
   Cash                                                                                  $   301,012       $     2,869
   Accounts Receivable (less allowance for doubtful amounts of $10,000)                      267,137
   Marketable Security, at approximate market value                                            3,620
   Inventory                                                                               3,616,629
   Other                                                                                      10,536
                                                                                         -----------       -----------
                           Total Current Assets                                            4,198,934             2,869

 EQUIPMENT
   Equipment, at cost (less accumulated depreciation of $20,994)                             501,072           124,000

 OTHER ASSETS
   Deposits                                                                                   89,224
   Other                                                                                     115,600

                                                                                         -----------       -----------
                                                                    TOTAL                $ 4,904,830       $   126,869
                                                                                         ===========       ===========

                                            LIABILITIES & STOCKHOLDERS' EQUITY

 CURRENT LIABILITIES
   Notes Payable                                                                         $ 1,253,044       $   882,011
   Accounts Payable and Accrued Liabilities                                                1,046,362           210,940
   Customer Deposits                                                                         964,050
   Deferred Revenue                                                                          258,750
   Other                                                                                      38,271
                                                                                         -----------       -----------
                        Total Current Liabilities                                          3,560,477         1,092,951
                                                                                         -----------       -----------

 COMMITMENTS & CONTINGENCIES

 STOCKHOLDERS' EQUITY
   Preferred Stock - 10,000,000 shares authorized; $.0001 par value
                                 1,407,500 shares issued                                   3,407,500
   Common Stock - 25,000,000 shares of $.001 par value per share authorized; 7,692,372 & 5,196,000 shares issued
                                 and outstanding                                               7,692             5,196
   Additional Paid-In Capital                                                              2,120,036           497,120
   Retained Earnings (Deficit)                                                            (4,190,875)       (1,468,398)
                                                                                         -----------       -----------
                        Total Stockholders' Equity                                         1,344,353          (966,082)
                                                                                         -----------       -----------
                                                                    TOTAL                $ 4,904,830       $   126,869
                                                                                         ===========       ===========



                See Notes to Consolidated Financial Statements.

                UNIVERSAL MEDICAL SYSTEMS, INC. and Subsidiaries
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    FOR THE YEARS ENDED JUNE 30, 1996 & 1995
-----------------------------------------------------------------------------


                                                                     1996             1995
                                                                 ------------      ---------
 REVENUES                                                        $   684,211

 Cost of Sales                                                       480,780
                                                                 -----------

 Gross Margin                                                        203,431
                                                                 -----------

 OPERATING EXPENSES:

 Selling, General & Administrative                                 2,533,016       $   167,801
 Depreciation                                                         20,994
 Research & Development                                               99,418
                                                                 -----------       -----------
                            Total                                  2,653,428          (167,801)
                                                                 -----------       -----------

 NET LOSS FROM OPERATIONS                                         (2,449,997)

 OTHER ITEMS:

 Interest Expense                                                   (203,557)         (116,572)
 Unrealized Loss from Marketable Security                            (68,784)
 Miscellaneous - Net                                                    (139)
                                                                 -----------       -----------
 NET LOSS                                                        $(2,722,477)      $  (284,373)
                                                                 ===========       ===========

 Earnings (Loss) Per Share                                       $     (0.50)      $     (0.05)
 Weighted Average Common Shares                                    5,454,650         5,608,633



                See Notes to Consolidated Financial Statements.

                UNIVERSAL MEDICAL SYSTEMS, INC. and Subsidiaries
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                   FOR THE YEARS ENDED JUNE 30, 1996 and 1995
-----------------------------------------------------------------------------

                                                                                                                     Retained
                                                       Preferred Stock           Common Stock          Paid in       Earnings
                                                    Shares            $       Shares     $             Capital       (Loss)
                                                ------------------------------------------------------------------------------
 Balance, June 30, 1994                                                    5,196,000    $   5,196    $  279,295   ($1,184,025)

 Net Loss                                                                                                            (284,373)

 Contribution of Capital                                                                                217,825

                                                 ----------------------------------------------------------------------------
 Balance, June 30, 1995                                  0            0    5,196,000        5,196       497,120    (1,468,398)

 Adjustments to reflect the reverse
 purchase acquisition of Universal
 Medical Systems, Inc. :

   Surrender of MII Common Shares                                         (5,196,000)      (5,196)

   Issuance of UMSI shares to MII shareholders                             3,576,170        3,576

   Shares retained by prior UMSI shareholders                                688,833          689

  Proceeds from sale of common stock                                         733,200          733       474,797

 Issuance of Preferred Stock for:
   Acquisition                                   1,000,000    3,000,000
   Sale                                            407,500      407,500                  (125,000)

 Issuance of Common Shares for:
   Services                                                                1,751,724        1,752       499,037
   Payment of Interest                                                        36,250           36        27,464
   Settlement of Disagreement                                                402,195          402       301,497
   Officers Services                                                         390,000          390       350,235
   Conversion of Debentures                                                  114,000          114        94,886

 Net Loss                                                                                                          (2,722,477)
                                                 ----------------------------------------------------------------------------
 Balance, June 30, 1996                          1,407,500   $3,407,500    7,692,372    $   7,692    $2,120,036    (4,190,875)
                                                 ============================================================================


                See Notes to Consolidated Financial Statements.

                UNIVERSAL MEDICAL SYSTEMS, INC. and Subsidiaries
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    FOR THE YEARS ENDED JUNE 30, 1996 & 1995
--------------------------------------------------------------------------


                                                                    1996             1995
                                                                ------------    ------------
CASH FLOWS FROM (TO) OPERATING ACTIVITIES:

 Net Income (Loss) From Operations:                             $(2,722,477)    $  (284,373)

 Add: Non-Cash Items
      Depreciation and Amortization                                  20,994
      Unrealized Loss from Marketable Security                       68,784
      Compensation & Expenses paid in Common Stock                1,275,803

 Increase (Decrease) in Assets and Liabilities:
      Receivables                                                    40,117
      Inventory                                                     (33,664)
      Deposits                                                      (50,000)
      Accounts Payable & Other Accrued Liabilities                  322,881          43,531
      Customer Deposits                                             513,000

                                                                -----------     -----------
 Net Cash From (To) Operating Activities                           (564,562)       (240,842)
                                                                -----------     -----------

 CASH FLOWS FROM (TO) INVESTING ACTIVITIES:

 Purchase of Equipment                                              (16,973)
 Cash Acquired in Acquisition                                        45,328

                                                                -----------     -----------
 Net Cash From (To) Investing Activities                             28,355               0
                                                                -----------     -----------

 CASH FLOWS FROM (TO) FINANCING ACTIVITIES:

 Proceeds From Sale of:
      Preferred Stock                                               282,500
      Common Stock                                                  475,530
 Proceeds from Sale of Debentures                                    95,000
 Proceeds from Borrowings                                            27,500          25,829
 Repayment of Debt                                                  (46,180)
 Deferred Financing Costs                                           (10,000)
 Contribution Capital                                               217,825

                                                                -----------     -----------
 Net Cash From (To) Financing Activities                            824,350         243,654
                                                                -----------     -----------

 Increase (Decrease) in Cash                                        288,143           2,812

 Cash Balance, July 1                                                 2,869              57

                                                                -----------     -----------
 Cash Balance, June 30                                          $   291,012     $     2,869
                                                                ===========     ===========


 Supplemental Disclosures:
      Interest Paid                                             $    72,081     $       458
      Income Taxes                                              $         0     $         0



                See Notes To Consolidated Financial Statements.

               UNIVERSAL MEDICAL SYSTEMS, INC., AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1996

------------------------------------------------------------------------------



NOTE 1 - ORGANIZATION AND HISTORY

         Universal Medical Systems, Inc. ("Company"), was formed under the laws of the State of Nevada on January 14, 1987 as Asset Development Corporation. On June 26, 1987 Joe Franklin Productions, Inc., was formed under the laws of the State of Delaware, and merged with Asset Development Corporation which changed its name to Joe Franklin Productions, Inc. In October, 1995, in connection with the acquisition of Medhealth Imaging, Inc., the name of the corporation was changed from Joe Franklin Productions, Inc., to Universal Medical Systems, Inc.

         Since formation in 1987, the Company planned to enter the entertainment production and marketing industry, with a concentration on the production, repackaging and distribution of nostalgia and memorabilia products. In August 1990, the Company entered the facsimile services business providing world-wide facsimile transmission and receiving capabilities on high-speed digital communications technology, which business was terminated on or about December 1, 1991.

         In August 1992, the Company entered into an agreement with Commonwealth Asset Management Corp., to commence the active operation of its intended business in the entertainment production and marketing industry. In October 1993, the Company entered into an agreement with Sports Heros, Inc., King of Nostalgia, Inc., Entertainment Heros, Inc., and Entertainment Legends, L.P. The agreement provided for the entities to market, distribute, sell, license, and lease or rent the "Joe Franklin Memorabilia". The latter consisted of, in general, sound and feature films, records, photographs, prints, magazines, radio memorabilia and other original and one-of-a-kind items. In addition, the agreement provided for the entities to purchase, acquire, market, sell, license, lease, rent or otherwise enter into other nostalgic entertainment memorabilia transactions, and to develop and implement other related revenue producing articles.

         On or about December 1, 1991 the Company terminated its business in the entertainment production and marketing industry. On August 1, 1995, the Company entered into an "Agreement and Plan of Merger with Medhealth Imaging, Inc.

         Medhealth Imaging, Inc., was formed under the laws of the State of Florida on February 8, 1993, and was a wholly owned subsidiary of Medhealth Service Corporation, a Nevada corporation until October 1, 1993. At such time, Medhealth Imaging, Inc., was spun-off from Medhealth Service Corporation. Medhealth Imaging, Inc., is a manufacturer, developer, and marketer of proprietary medical diagnostic devices, and was inactive until the fiscal year ending June 30, 1996.

NOTE 2 - BASIS OF ACCOUNTING

         The consolidated financial statements of the Company includes the accounts of the Company and its wholly owned subsidiaries, Medhealth Imaging, Inc. ("MII") and Medical High Technology

International, Inc. ("MHTI"). All significant intercompany accounts and transactions have been eliminated in consolidation.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Use of Estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Revenue Recognition

                  The Company, through its subsidiary MHTI recognizes revenues upon the shipment of products and repair parts, and product service. As to the latter, revenue from service contracts is deferred and recognized ratably during the applicable year(s).

         Allowance for Doubtful Amounts

                  An allowance for doubtful amounts is provided when it appears that realization of the receivable has become questionable.

         Marketable securities

                  Marketable securities are carried at their approximate market values.

         Inventories

                  Inventories are carried at average acquisition cost, not in excess of market.

         Equipment and Leasehold Improvements

                  Equipment and leasehold improvements are carried at acquisition cost. Repairs and maintenance which do not extend the useful life are charged to expense when incurred, and improvements and betterments which extend the useful life are capitalized. Depreciation with respect to equipment is calculated using the straight-line method over the estimated lives which generally range from five to ten years. Leasehold improvements are amortized ratably over the term of the lease.

         Income Taxes

                  The provision (benefit) for income taxes is based on the pre-tax earnings (loss) reported in the consolidated balance sheet, adjusted for transactions that may never enter into the computation of income taxes payable. A deferred tax liability or asset is recognized for the estimated future tax effect attributable to temporary differences in the recognition of income and expenses for financial statement and income tax purposes. A valuation allowance is provided in the event that the tax benefits are not expected to be realized.

         Earnings (Loss) Per Share

                  Earnings (loss) per common share is based upon the weighted average number of common shares outstanding during the periods. The common shares issuable under convertible preferred stock and warrants have not been included in the determination of loss per common share as they would be anti-dilutive.

         Economic and Concentration Risk

                  The business(s) of the Company is primarily in the development, manufacturing, and /or marketing of medical devices to customers in the United States of America and certain foreign countries. The Company may encounter risk from competitors who have significantly greater resources; from general and/or regional economic changes; and, from technological breakthroughs which are commonplace in the medical industry. Revenues of the Company are presently concentrated in one medical device product and service thereof, generally used by the hospital industry. Other medical devices are in various stages of development, some of which may require approval of the U.S. Food and Drug Administration before sales can occur.

NOTE 4 - ACQUISITION OF MEDHEALTH IMAGING, INC.

         On August 1, 1995, the Company entered into "Agreement and Plan of Merger" with MII under the terms of which the Company completed a one for thirty-five reverse split of all of its issued and outstanding common shares with the result that the issued and outstanding warrants after the reverse split totaled 705,823, and the Company issued 3,576,170 (post-split) common shares to the shareholders of MII to complete the acquisition. The officers and directors of MII became the officers and directors of the Company. Retroactive effect has been given to the common share reverse split throughout the financial statements.

         For financial reporting purposes, this transaction was accounted for as a reverse purchase acquisition under which the companies were recapitalized to include the historical financial information of MII. The assets and liabilities of the Company were valued at net book value.

NOTE 5 - ACQUISITION OF MEDICAL HIGH TECHNOLOGY, INC.

         Effective January 1, 1996, the Company entered into an agreement with MHTI under which the Company designated and issued 1,000,000 of its preferred shares identified as "Series B" for all of the outstanding common stock of MHTI. For financial reporting purposes the acquisition was accounted for as a purchase. The purchase price did not exceed the revalued net assets of MHTI.

         The Board of Directors of the Company designated the Preferred Stock Series B with rights and preferences of (1) a per share stated value of $3.00;
(2) the same voting rights as the common shares; (3) the shares may be converted into common shares of the Company at any time the common shares have traded at $6.00 per share for ten or more consecutive days, at any time the Company authorizes the conversion, all the preferred shares must be converted within one year; and, (4) all conversions of the preferred shares into common shares shall be in the ratio which the per share price of the common share bears to the $3.00 preferred stock per share value.

NOTE 6 - MARKETABLE SECURITY

         The marketable security consists of 72,404 common shares of Sports Heros, Inc., which had a carrying value of $72,404. At June 30, 1996, the Company charged operations with $68,784 to reflect the approximate market value and estimated permanent impairment of value of the security.

NOTE  7 - INVENTORIES

          Inventories are comprised of:
                            Parts, components, and sub-assemblies        $ 3,294,237
                            Systems work in progress                         322,392
                                                                         -----------
                                                                         $ 3,616,629
                                                                         -----------
 NOTE 8 - EQUIPMENT

          Equipment is comprised of the following:

                            Office equipment and furniture               $   180,603
                            Tools and equipment                              196,131
                            Demonstration and
                            research and development                         124,000
                            Leasehold improvements                            21,332
                                                                         -----------
                                                                             522,066

                            Less-accumulated depreciation                    (20,994)
                                                                         -----------

                                                                         $   501,072
                                                                         -----------


NOTE 9 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

         Accounts payable and accrued liabilities were comprised as follows:

                                    6/30/96              6/30/95
                                  ----------          ----------
 Accounts payable:
          Trade                   $  348,938          $   61,939
          Officers                    11,362              40,050
          Employees                    5,655
 Accrued payroll:

          Officers                   271,145
          Employees                   76,156
 Accrued payroll taxes                20,734
 Accrued interest                    231,227             108,951
 Other accrued liabilities            81,145
                                  ----------          ----------
                   Total          $1.046,362          $  210,940
                                  ----------          ----------

NOTE 10 - NOTES PAYABLE

         Notes payable totaling $394,863, include a note having an unpaid balance of $269,863 which is past due, and the remainder totaling $125,000 (of which $15,000 is due to an officer) are due on demand. The notes payable bear interest at the per annum rates of 10% and 11%. The aforementioned note payable having a balance of $269,863 also has the personal guarantee of the three officers and directors of the Company.

         Three additional notes payable have an unpaid balance as of June 30, 1996 aggregating $858,181, and bear interest at per annum rates ranging from 12% to 16%. The notes are all past due and one of the notes having an unpaid balance of $657,599 also has the personal guarantee of an officer/director. Such note was the subject of a legal action for collection, which the Company has resolved (See Note 17).

NOTE 11 - INCOME TAXES

         The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable United States statutory federal income tax rate to pre-tax income as a result of the following differences at June 30.

                                                                           1996            1995
                                                                       -------------    ---------

         Income tax provision (benefit) - 34%                          $  (597,000)      $ (256,000)
         Increase (decrease) in rates resulting from
           State income taxes                                              (64,000)         (27,000)
         Valuation allowance for recognized deferred
                  tax assets                                               661,000          283,000
                                                                       -----------       ----------
         Effective tax rates                                           $         0       $        0
                                                                       -----------       ----------

         On a consolidated basis, the Company had deferred tax assets of approximately $1,699,000. In addition, the deferred tax assets maybe reduced as a result of net operating loss carryforwards which will not be available due to changes in control caused by the mergers, and the issuance of substantial additional stock. All of the deferred tax assets result primarily from unused net operating losses.

         The Company will need to realize significant profits to utilize the losses, all of which may not be available as noted previously, and may be further limited due to the organization, capitalization, and acquisition costs incurred. Because of these uncertainties, a valuation allowance was established in the same amounts as the deferred tax assets because the benefit is more than likely than not to be lost.

         Accumulated net operating losses aggregating $4,996,000 expire in varying amounts through 2011 as shown below.

                2006                    $  324,000
                2007                        10,000
                2009                     1,580,000
                2010                       753,000
                2011                     2,329,000


NOTE 12 - COMMON STOCK,  PREFERRED STOCK, & WARRANTS

         Common Stock - The Company has authorized common stock of 25,000,000 shares with a per share par value of $.001. At June 30, 1996, common shares totaling 7,692,372 were issued and outstanding. Each common share bears one vote, and dividends are available when declared by the Board of Directors.

         Preferred Stock - The Company has authorized preferred stock of 10,000,000 shares with a par value of $.0001 per share.

         Series A Convertible Preferred Stock, $.0001 par value, 1,000,000 shares
                  authorized, no shares issued or outstanding                                              0

         Series B Convertible Preferred Stock, $.0001 par value per share,
                  $3.00 per share stated value, 1,500,000 shares designated,
                  1,000,000 shares issued and outstanding                                        $3,000,000

         Series C Convertible Preferred Stock, $.0001 par value, 300,000 shares designated, $1.00 per share stated value,
                  no shares issued or outstanding                                                         0

         Series D Convertible Preferred Stock, $.0001 par value, 1,000,000 shares designated, $1.00 per stated value, 407,500
                  shares issued and outstanding                                                     407,500
                                                                                                 ----------
                                                                                                 $3,407,500
                                                                                                 ----------


                      Series B Convertible Preferred Stock

         The Board of Directors established this series of preferred stock with 1,500,000 shares designated, $.0001 par value, and without dividends. This series was used to acquire all of the common stock of MHTI. The shares were recorded at their stated and preference value of $3.00 per share. The revalued net assets of MHTI were equal to the preference value.

         The holders of each share of the Series B Convertible Preferred Stock have one vote for each share held with respect to each matter requiring a vote by the Company's common shareholders. The Series B shares must be converted into common shares of the Company within one year from the issue date (February 18, 1996) of the Series B, and may be converted at any time provided the common shares of the Company have sold for $6.00 per share for a period of ten consecutive days, or the Company authorizes the conversion. The number of common shares to be received upon conversion shall be based upon the ratio of the $3.00 per share stated value of the Series B to the average per share trading amount of each common share for the fifteen trading days prior to the date of conversion. The Series B Convertible Preferred Stock must be converted by February 17, 1997. As of February 17, 1997 the 1,100,000 shares of the Series B were converted into 1,645,311 shares.

                  Series D Convertible Preferred Stock

         This series of Convertible Preferred Stock was established by the Board of Directors of the Company to be issued in connection with a private placement. A total of 1,000,000 shares of Series D was authorized, with a par value of $.0001 and a stated and preference value of $1.00 per share. The Series D Convertible Preferred Stock are eligible to receive annual dividends of 10% of the subscription price when such dividends are declared by the Board of Directors of the Company.

         The Series D Convertible Preferred Stock carry the same per share voting rights as the Company's common stock, and must be converted into common shares within two years (at various dates between April and June 1998) from date of issuance of the Series D. Conversion of the Series D shall be at the ratio which the Series D $1.00 per share stated value bears to the lesser of $1.50 per common share or 75% of average per share bid price of the common stock for the ten trading days prior to the date of conversion.

         Warrants - The Company has issued warrants to purchase common stock totaling 1,256,950 shares, of which 1,206,950 are exerciseable at $3.00 per share and expire at various dates through June 30,1998. The remaining 50,000 warrants are exerciseable at $.50 per share and expire January 31, 1999. In September 1996, the Company issued warrants for purchase of 1,266,599 common shares.

NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amount of the notes payable of the Company approximates the fair value of such instruments based upon management's best estimate of interest rates which would be available to the Company for similar obligations as of June 30, 1996. In addition, the carrying value of trade receivables and payables, including accrued liabilities, are believed to approximate their fair value. Management also asserts that the carrying amounts of assets are recoverable from operations.

NOTE 14 - LEASE COMMITMENTS

        The Company leases its office and manufacturing facilities under leases which expire in 1998 and 2001, and which require monthly lease payments ranging from $25,000 to $27,898. Aggregate annual lease payments for the next five years are shown below.

             Year ending                       Amount
               6/30/97                         $305,000
               6/30/98                          316,000
               6/30/99                          269,000
               6/30/00                          272,000

                 6/30/01                          160,000

         Rent expense charged to operations for the fiscal years ended June 30, 1996 and 1995 was $204,057 and $2,300, respectively.

NOTE 15 - REVENUES AND DEVELOPMENT STAGE

         The consolidated statement of operations for the year ended June 30, 1996 includes the accounts of MHTI (see Note 5) for the period from January 1, 1996 (date of acquisition for financial reporting purposes) to June 30, 1996. The reported revenues of $684,000 for the year ended June 30, 1996 represent those of MHTI since date of acquisition, and are comprised of approximately $446,000 from equipment service contracts and $238,000 from parts sales. Cost of the revenues from service revenues and parts sales totaled $481,000. There were no product sales during the period. In addition, as of June 30, 1996 the accounts receivable of MHTI totaled $267,137, of which $172,500 was due from one customer with respect to the purchase of a product.

         Prior to the acquisition of MHTI, the Company was considered to be in the development stage.

         .

NOTE 16 - ADDITIONAL CASH FLOW INFORMATION

         The non-cash effect of the acquisition of MHTI is summarized below.

Increase in Assets:
          Accounts receivable                         $  307,254
          Inventory                                    4,943,553
          Equipment                                      351,453
          Deposits                                        39,232
          Other                                            5,600
                                                      ----------
                            Total                     $5,647,092
                                                      ----------
Increase in Liabilities:
          Notes payable                               $  344,709
          Accounts payable & accruals                  1,560,768
          Customer deposits                              451,050
          Deferred revenue                               245,237
                                                      ----------
                            Total                      2,601,764

 Change in Stockholders' Equity                        3,000,000
                                                      ----------
                            Total                     $5,601,764
                                                      ----------

 Cash Acquired                                        $   45,328
                                                      ----------

         Other noncash transactions occurring during the year ended June 30, 1996 are as shown below.

 Cancellation of accrued royalties                               $1,060,000
 Cancellation of note payable                                       275,025
 Issuance of common stock for:
   Services (1,751,724 shares)                                      500,789
   Payment of interest (36,250 shares)                               27,500
   Note payable extension & share replacement (402,195 shares)      301,899
   Officers services (390,000 shares)                               350,625
   Conversion of debentures (114,000 shares)                         95,000

NOTE 17 - SUBSEQUENT EVENTS

         Effective July 1, 1996, the Company entered into an agreement, under which it acquired all of the outstanding stock of Life Sciences, Inc., and Biometrix, Inc., (related entities) for 650,000 shares of its Series E Convertible Preferred Stock and a cash payment of $50,000. The acquired entities are developers and manufacturers of certain medical devices. As of June 30, 1996 the acquired companies had assets totaling approximately $42,000 and liabilities totaling approximately$758,000.

         In December 1996, the Company was in the process of renegotiating the acquisition transaction occasioned by certain alleged misrepresentations. The minimum asset and liabilities that the Company expects to retain from the transaction is a certain customer list to which the Company has ascribed a $50,000 carrying amount, a $70,000 bank debt, and either the corporations themselves or the right to the names of the corporations. The Company expects that the seller will retain the $50,000 cash payment and the 650,000 shares of Series E Convertible Preferred Shares of the Company.

         In July 1996, the Company entered into a revolving financing agreement with a maximum amount of $1,500,000. The agreement expires on July 1997, and the Company pledged the accounts receivable, equipment, and inventory as collateral.

         In July 1996 the holder of a promissory note payable of a predecessor entity having an unpaid principal balance of $657,599 and accumulated unpaid interest of $130,116 as of June 30, 1996 initiated a legal action for collection. On April 27, 1997, the creditor issued instructions to its legal counsel to dismiss the legal action because certain payments had been received and an extension of the note payable had been arranged. The Company issued 250,000 of its restricted common shares to the creditor in February 1996; paid $100,000 each in December 1996, January 1997, and March 1997; and, executed a new installment note payable in the amount of $546,969, with interest at 12% per annum on April 1, 1997, which is due in quarterly installments of $19,763.61 through April 1,1998. Two officers and directors of the Company co-signed the installment note payable. In addition, the Company issued 152,195 of its restricted common shares to three shareholders of a predecessor entity, in replacement of their investment in such entity.

NOTE 18 - COMMITMENTS AND CONTINGENCIES

         The Company has entered into arrangements with certain entities for various services. A summary of such arrangements is presented below.

          In addition to its internally developed marketing and distributing relationships with medical dealers and distributors, the Company has entered into an arrangement with an entity to provide representation throughout the area commonly referred to as the Pacific Basin.

         The Company has entered into agreements with two entities to provide capital raising services. The entities will be paid via an option agreement under which the entities can acquire 500,000 shares of the common shares of the Company at $.01 per share. Further, a maximum of forty-two percent of the shares have demand registration rights with expenses to be paid by the Company.

         Certain legal services are being provided to the Company by an attorney whose fees are being paid via the issuance of common shares. A maximum of 450,000 of the common shares of the Company will be sold to the attorney at $.01 per share. The number of shares to be made available to the attorney from time to time is to be determined by dividing the fees for services rendered by fifty percent of the average closing bid price of the common shares for the last ten trading days.

         The Company has entered into a financial advisory agreement with an investment banking company for services regarding mergers and acquisitions, and related financial matters, for a period of three years ending September 1998. The Company is to pay the investment banker (1) $12,000 per calendar quarter;
(2) provide a first refusal to place any financing of the Company; (3) the Company is to use its best efforts to cause a designee of the investment banker on its Board of Directors; (4) warrants to purchase 1,266,599 common shares of the Company at $2.00 per share which are exercisable through September 12,2001; and, (5) the investment banker has been given the right to have the warrants and/or underlying shares registered either on demand or as part of a Company registration of securities.

         The Company has also entered into another agreement with the same investment banker, under the terms of which the investment banker has been appointed the exclusive placement agent for a private placement of up to $1.5 million of securities of the Company on a best efforts basis, and other forms of financings. The investment banker is to receive for its services (1) a ten percent commission of the aggregate proceeds from any financing; (2) a non-accountable expense allowance of three percent of the aggregate proceeds of any financing; (3) warrants to purchase common shares of the Company, the number of warrants to be at the rate of 100,000 warrants for each $1,000,000 of financing arranged by the investment banker, which warrants will be exercisable for a period of five years from date of issuance at a per share price which shall be the lower of (a) the share price in a private placement; (b) the conversion price of preferred stock on the date of the warrants; or, (c) the $2.00 per share exercise price of the warrants issued in September 1996.

         The Company and its three officers agreed to three year employment contracts in November 1995, which contracts provide for an annual salary of $120,000 to each officer plus bonuses as may be approved by the Board of Directors. In addition, the officers are to receive paid vacations, a company vehicle, and other fringe benefit programs which are available to all employees of the Company. In the event of termination, the officer, or his heirs, is to receive one-half of the annual salary until December 31, 2000.

         A subsidiary of the Company was named in a legal action in August 1996 with respect to a dispute over a $100,000 deposit regarding a product order. Company legal counsel believes that the Company has meritorious defenses to some or all of the claim(s).

NOTE 19 - PRO-FORMA FINANCIAL INFORMATION (UNAUDITED)

         The following Condensed Pro-forma Combined Statement of Operations shown below for the years ended June 30, 1996 and 1995 have been prepared as though the acquisitions discussed in Notes 4 and 5 had occurred as of the beginning of the respective periods.

                                                   Years Ended
                                           June 30, 1996    June 30, 1995
                                            -----------      -----------
 Revenues                                   $ 1,890,898      $ 1,631,939
 Cost of revenues                               964,180          499,261
                                            -----------      -----------
 Gross margin                                   926,718        1,132,678
 Operating expenses                           3,328,812        1,549,705
                                            -----------      -----------
          Net Income (Loss)                 $(2,402,094)     $  (417,027)
                                            -----------      -----------

 Earnings (loss) per share                  $      (.44)     $      (.08)
                                            -----------      -----------
 Weighted average number of shares            5,454,650        5,608,633
                                            -----------      -----------

                        UNIVERSAL MEDICAL SYSTEMS, INC.
                                And Subsidiaries

                 CONSOLIDATED FINANCIAL STATEMENTS - Unaudited
                               DECEMBER 31, 1996

              UNIVERSAL MEDICAL SYSTEMS, INC. and Subsidiaries
                   CONSOLIDATED BALANCE SHEETS - Unaudited
                              DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                   ASSETS


CURRENT ASSETS
  Cash                                                                                             $    54,202
  Accounts Receivable (less allowance for doubtful amounts of $10,000)                               1,062,887
  Marketable Security, at approximate market value
  Inventory                                                                                          3,014,582
  Other                                                                                                  3,654
                                                                                                   -----------
                       Total Current Assets                                                          4,135,325

EQUIPMENT
  Equipment, at cost (less accumulated depreciation of $53,334)                                        568,298

OTHER ASSETS
  Deposits                                                                                              42,321
  Other                                                                                                155,600
                                                                                                   -----------
                                                                 TOTAL                             $ 4,901,544
                                                                                                   ===========

                   LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Notes Payable                                                                                    $ 1,558,700
  Accounts Payable and Accrued Liabilities                                                           1,635,782
  Customer Deposits                                                                                    498,650
  Accrued Sales Commissions                                                                            482,574
  Deferred Revenue                                                                                     292,705
  Other                                                                                                 19,410
                                                                                                   -----------
                       Total Current Liabilities                                                     4,487,821
                                                                                                   -----------
LONG-TERM DEBT
  Capitalized Lease Obligation                                                                          15,291

COMMITMENTS & CONTINGENCIES

STOCKHOLDERS' EQUITY
  Preferred Stock - 10,000,000 shares authorized; $.0001 par value
                     2,757,500 shares issued.                                                        4,957,500
  Common Stock - 25,000,000 shares of $.001 par value per share authorized; 9,149,272 & 5,196,146 shares issued
                     and outstanding                                                                     9,149
  Additional Paid-In Capital                                                                         2,566,275
  Retained Earnings (Deficit)                                                                       (7,134,492)
                                                                                                   -----------
                       Total Stockholders' Equity                                                      398,432
                                                                                                   -----------
                                                                 TOTAL                             $ 4,901,544
                                                                                                   ===========



                 See Notes to Consolidated Financial Statement

              UNIVERSAL MEDICAL SYSTEMS, INC. and Subsidiaries
              CONSOLIDATED STATEMENTS OF OPERATIONS - Unaudited
                FOR THE YEARS ENDED DECEMBER 31, 1996 & 1995
--------------------------------------------------------------------------------

                                                                  1996              1995
                                                               -----------       ----------
REVENUES                                                       $ 3,076,981

Cost of Sales                                                    1,920,420
                                                               -----------
Gross Margin                                                     1,156,561

OPERATING EXPENSES:

Selling, General & Administrative                                3,544,755       $  208,067
Depreciation                                                        32,430
Research & Development                                             345,645
                                                               -----------       ----------
                       Total                                     3,922,830          208,067
                                                               -----------       ----------
NET LOSS FROM OPERATIONS                                        (2,766,269)        (208,067)

OTHER ITEMS:

Interest Income                                                      1,431              478
Interest Expense                                                  (178,779)         (80,798)
                                                               -----------       ----------
NET LOSS                                                       $(2,943,617)      $ (288,387)
                                                               ===========       ==========


Earnings (Loss) Per Share                                      $     (0.32)      $    (0.05)
Weighted Average Common Shares                                   9,093,184        5,767,740



                See Notes to Consolidated Financial Statements

               UNIVERSAL MEDICAL SYSTEMS, INC. and Subsidiaries
         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY - Unaudited
                  FOR THE SIX MONTHS ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                                                                 Retained
                                              Preferred Stock            Common Stock            Paid in         Earnings
                                            Shares          $          Shares       $            Capital          (Loss)
                                         ---------------------------------------------------------------------------------
Balance, June 30, 1996                     1,407,500    $3,407,500   7,692,372   $ 7,692        $2,120,036      (4,190,875)

Issuance of Preferred Stock:
  Acquisitions                               750,000       950,000                                (300,000)

Issuance of Common Shares for:
  Services                                                             688,000       688           451,442
  Officers                                                             300,000       300           113,700
  Employee                                                             208,500       209            83,192


Sale of Preferred Stock                      600,000       600,000                                 (50,000)

Issuance of Common Stock:
  Sales                                                                 50,000        50            62,435
  Services                                                             210,400       210            85,470

Net Loss                                                                                                        (2,943,617)
                                         ---------------------------------------------------------------------------------
Balance, December 31, 1996                 2,757,500    $4,957,500   9,149,272   $ 9,149        $2,566,275     $(7,134,492)
                                         =================================================================================



                     See Notes to Consolidated Statements

               UNIVERSAL MEDICAL SYSTEMS, INC. and Subsidiaries
         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY - Unaudited
                  FOR THE SIX MONTHS ENDED DECEMBER 31, 1995

-----------------------------------------------------------------------------------------------------------------------------------
                                                 Retained
                                             Preferred Stock                Common Stock           Paid in               Earnings
                                        Shares              $            Shares        $           Capital                (Loss)
                                        -------------------------------------------------------------------------------------------
Balance, June 30, 1995                    0                 $0           5,196,000     $5,196      $497,120           ($1,468,398)

Adjustments to reflect the reverse
purchase acquisition of Universal
Medical Systems, Inc.

  Surrender of MII Communities                                          (5,196,000)    (5,196)

  Issuance of UMSI shares to MII shareholders                            3,576,170      3,576

  Shares retained by prior UMSI shareholders                               688,833        689

  Shares issued for Services
Issuance of Common Stock for:                                              502,893        503

  Services                                                                 138,250        138        10,109
  Sales                                                                    200,000        200        99,800
  Employees                                                                 90,000         90        12,496

Net Loss
                                                                                                                         (288,387)
                                        -----------------------------------------------------------------------------------------
Balance, December 31, 1995                0                 $0           5,196,146     $5,196      $619,525           ($1,756,785)
                                        =========================================================================================

              UNIVERSAL MEDICAL SYSTEMS, INC. and Subsidiaries
              CONSOLIDATED STATEMENTS OF CASH FLOWS - Unaudited
              FOR THE SIX MONTHS ENDED DECEMBER 31, 1996 & 1995
--------------------------------------------------------------------------------

                                                                   1996             1995
                                                               -----------        ---------
CASH FLOWS FROM (TO) OPERATING ACTIVITIES:

Net Income (Loss) From Operations:                             $(2,943,617)       $(288,387)

Add: Non-Cash Items
     Depreciation and Amortization                                  32,430
     Unrealized Loss from Marketable Security                        3,620
     Design & Patent Rights                                        717,296
     Compensation Paid in Common Stock                             735,211

Increase (Decrease) in Assets and Liabilities:
     Receivables                                                   795,750
     Inventory                                                    (602,047)
     Deposits                                                      (13,785)
     Accounts Payable & Accrued Liabilities                        591,688          288,404

                                                               -----------        ---------
Net Cash From (To) Operating Activities                         (1,043,290)              17
                                                               -----------        ---------
CASH FLOWS FROM (TO) INVESTING ACTIVITIES:

Purchase of Equipment                                              (99,646)          (7,640)

                                                               -----------        ---------
Net Cash From (To) Investing Activities                            (99,646)          (7,640)
                                                               -----------        ---------
CASH FLOWS FROM (TO) FINANCING ACTIVITIES:

Proceeds From Sale of:
     Preferred Stock                                               550,000
     Common Stock                                                   62,485          100,000
Proceeds from Borrowings                                           665,371
Repayment of Debt                                                 (381,730)

                                                               -----------        ---------
Net Cash From (To) Financing Activities                            896,126          100,000
                                                               -----------        ---------

Increase (Decrease) in Cash                                       (246,810)          92,377

CASH BALANCE, JULY 1                                               301,012              100

                                                               -----------        ---------
CASH BALANCE, DECEMBER 31                                      $    54,202        $  92,477
                                                               ===========        =========

SUPPLEMENTAL DISCLOSURES:
     Interest Paid                                             $   106,924        $  15,060
     Income Taxes                                              $         0        $       0



                See Notes to Consolidated Financial Statement

               UNIVERSAL MEDICAL SYSTEMS, INC., AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996
--------------------------------------------------------------------------------

NOTE 1 - ORGANIZATION AND HISTORY

      Universal Medical Systems, Inc.("Company"), was formed under the laws of the State of Nevada on January 14, 1987 as Asset Development Corporation. On June 26, 1987 Joe Franklin Productions, Inc., was formed under the laws of the State of Delaware, and merged with Asset Development Corporation which changed its name to Joe Franklin Productions, Inc. In October, 1995, in connection with the acquisition of Medhealth Imaging, Inc., the name of the corporation was changed from Joe Franklin Productions, Inc., to Universal Medical Systems, Inc.

      Since formation in 1987, the Company planned to enter the entertainment production and marketing industry, with a concentration on the production, repackaging and distribution of nostalgia and memorabilia products. In August 1990, the Company entered the facsimile services business providing world-wide facsimile transmission and receiving capabilities on high-speed digital communications technology, which business was terminated on or about December 1, 1991.

      In August 1992, the Company entered into an agreement with Commonwealth Asset Management Corp., to commence the active operation of its intended business in the entertainment production and marketing industry. In October 1993, the Company entered into an agreement with Sports Heros, Inc., King of Nostalgia, Inc., Entertainment Heros, Inc., and Entertainment Legends, L.P.
The agreement provided for the entities to market, distribute, sell, license, and lease or rent the "Joe Franklin Memorabilia". The latter consisted of, in general, sound and feature films, records, photographs, prints, magazines, radio memorabilia and other original and one-of-a-kind items. In addition, the agreement provided for the entities to purchase, acquire, market, sell, license, lease, rent or otherwise enter into other nostalgic entertainment memorabilia transactions, and to develop and implement other related revenue producing articles.

      On or about December 1, 1991 the Company terminated its business in the entertainment production and marketing industry. On August 1, 1995, the Company entered into an "Agreement and Plan of Merger with Medhealth Imaging, Inc.

      Medhealth Imaging, Inc., was formed under the laws of the State of Florida on February 8, 1993, and was a wholly owned subsidiary of Medhealth Service Corporation, a Nevada corporation until October 1, 1993. At such time, Medhealth Imaging, Inc., was spun-off from Medhealth Service Corporation. Medhealth Imaging, Inc., is a manufacturer, developer, and marketer of proprietary medical diagnostic devices, and was inactive until the fiscal year ending June 30, 1996.

NOTE 2 - BASIS OF ACCOUNTING

      The consolidated financial statements of the Company as of December 31, 1996 and for the six months then ended includes the accounts of the Company and its wholly owned subsidiaries,

Medhealth Imaging, Inc. ("MII"), Medical High Technology International, Inc. ("MHTI"), Life Sciences, Inc., and Biometrix, Inc. The consolidated financial statements as of December 31, 1995 include the accounts of the Company and MII, as MHTI was not acquired until January 1, 1996. All significant intercompany accounts and transactions have been eliminated in consolidation.


NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Use of Estimates
             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Revenue Recognition
             The Company, through its subsidiary MHTI recognizes revenues upon the shipment of products and repair parts, and product service. As to the latter, revenue from service contracts is deferred and recognized ratably during the applicable year(s).

      Allowance for Doubtful Amounts
             An allowance for doubtful amounts is provided when it appears that realization of the receivable has become questionable.

      Marketable securities
             Marketable securities are carried at their approximate market values.

      Inventories
             Inventories are carried at average acquisition cost, not in excess of market.

      Equipment and Leasehold Improvements

             Equipment and leasehold improvements are carried at acquisition cost. Repairs and maintenance which do not extend the useful life are charged to expense when incurred, and improvements and betterments which extend the useful life are capitalized. Depreciation with respect to equipment is calculated using the straight-line method over the estimated lives which generally range from five to ten years. Leasehold improvements are amortized ratably over the term of the lease.


      Income Taxes

             The provision (benefit) for income taxes is based on the pre-tax earnings (loss) reported in the consolidated balance sheet, adjusted for transactions that may never enter into the computation of income taxes payable. A deferred tax liability or asset is recognized for the estimated future tax effect attributable to temporary differences in the recognition of income and expenses for financial statement and income tax purposes. A valuation allowance is provided in the event that the tax benefits are not expected to be realized.

      Earnings (Loss) Per Share
             Earnings (loss) per common share is based upon the weighted average number of common shares outstanding during the periods. The common shares issuable under convertible preferred stock and warrants have not been included in the determination of loss per common share as they would be anti-dilutive.

      Economic and Concentration Risk

             The business(s) of the Company is primarily in the development, manufacturing, and /or marketing of medical devices to customers in the United States of America and certain foreign countries. The Company may encounter risk from competitors who have significantly greater resources; from general and/or regional economic changes; and, from technological breakthroughs which are commonplace in the medical industry. Revenues of the Company are presently concentrated in one medical device product and service thereof, generally used by the hospital industry. Other medical devices are in various stages of development, some of which may require approval of the U.S. Food and Drug Administration before sales can occur.


NOTE 4 - ACQUISITION OF MEDHEALTH IMAGING, INC.

      On August 1, 1995, the Company entered into "Agreement and Plan of Merger" with MII under the terms of which the Company completed a one for thirty-five reverse split of all of its issued and outstanding common shares with the result that the issued and outstanding warrants after the reverse split totaled 705,823, and the Company issued 3,576,170 (post-split) common shares to the shareholders of MII to complete the acquisition. The officers and directors of MII became the officers and directors of the Company. Retroactive effect has been given to the common share reverse split throughout the financial statements.

      For financial reporting purposes, this transaction was accounted for as a reverse purchase acquisition under which the companies were recapitalized to include the historical financial information of MII. The assets and liabilities of the Company were valued at net book value.


NOTE 5 - ACQUISITION OF MEDICAL HIGH TECHNOLOGY, INC.

      Effective January 1, 1996, the Company entered into an agreement with MHTI under which the Company designated and issued 1,000,000 of its preferred shares identified as "Series B" for all of the outstanding common stock of MHTI. For financial reporting purposes the acquisition was accounted for as a purchase. The purchase price did not exceed the revalued net assets of MHTI.

      The Board of Directors of the Company designated the Preferred Stock - Series B with rights and preferences of (1) a per share stated value of $3.00;
(2) the same voting rights as the common shares; (3) the shares may be converted into common shares of the Company at any time the common shares have traded at $6.00 per share for ten or more consecutive days, at any time the Company authorizes the conversion, all the preferred shares must be converted within one year; and, (4) all conversions of the preferred shares into common shares shall be in the ratio which the per share price of the common share bears to the $3.00 preferred stock per share value.


NOTE 6 - ACQUISITION OF BIOMETRIX

      Effective July 1, 1996, the Company entered into an agreement, under which it acquired all of the outstanding stock of Life Sciences, Inc., and Biometrix, Inc., (related entities) for 650,000 shares of its Series E Convertible Preferred Stock and $50,000 in a cash payment. The acquired entities are developers and manufacturers of certain medical devices. As of June 30, 1996 the acquired companies had assets totaling approximately $42,000, and liabilities aggregating approximately $758,000 of which $160,000 were included in the acquisition transaction.

      As of December 31, 1996, the Company was in the process of renegotiating the acquisition transaction occasioned by certain alleged misrepresentations. The minimum asset and liabilities that the Company expects to retain from the transaction is a certain customer list to which the Company has ascribed a $50,000 carrying amount, and a $70,000 bank debt. The Company expects that seller will retain the $50,000 cash payment and the 650,000 shares of Series E Convertible Preferred Shares of the Company. Such preferred shares were required to be converted into common shares of the Company as of January 1, 1997. For financial statement reporting purposes, the Company has recognized a charge of $717,296 as of December 31, 1996 as a result of the renegotiation. In addition, the conversion of the 650,000 Series E Convertible Preferred Shares into 357,143 common shares of the Company, due to occur January 1, 1997, has been deferred pending resolution of the matter. The Company does not expect to incur further costs with respect to the matter.


NOTE 7 - MARKETABLE SECURITY

      The marketable security consists of 72,404 common shares of Sports Heros, Inc., which had a carrying value of $72,404. At June 30, 1996, the Company charged operations with $68,784 to reflect the approximate market value and estimated permanent impairment of value of the security. As of December 31, 1996, the marketable security was determined to be of no value and its carrying value was accordingly adjusted.




                      This space intentionally left blank.

NOTE 8 - ACCOUNTS RECEIVABLE

      Accounts receivable at December 31, 1996 were comprised as follows:

                    Trade receivables                      $1,062,448
                    Employees                                  10,439
                                                           ----------
                                                            1,072,887
                                                           ----------
                    Less - Allowance for doubtful
                             amounts                          (10,000)
                                                           ----------
                                                           $1,062,887
                                                           ----------


NOTE 9 - INVENTORIES
      Inventories at December 31, 1996 are comprised of:

                    Parts, components, and sub-assemblies           $2,856,020
                    Systems work in progress                           158,562
                                                                    ----------
                                                                    $3,014,582
                                                                    ----------


NOTE 10 - EQUIPMENT
      Equipment at December 31, 1996 is comprised of the following:

                    Office equipment and furniture                  $270,058
                    Tools and equipment                              196,131
                    Demonstration and
                    research and development                         124,000
                    Leasehold improvements                            31,443
                                                                    --------
                                                                     621,632
                    Less-accumulated depreciation                    (53,334)
                                                                    --------
                                                                    $568,298
                                                                    --------





                      This space intentionally left blank.

NOTE 11 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

      Accounts payable and accrued liabilities at December 31, 1996 and 1995 were comprised as follows:

                                                    12/31/96         12/31/95
                                                   ----------       ----------
                 Accounts payable:
                       Trade                       $  940,285       $  121,046
                       Officers                        11,466          115,112
                       Employees                       14,412
                 Accrued payroll:
                       Officers                       227,083
                       Employees                       89,889
                 Accrued payroll taxes                 24,155
                 Accrued interest                     190,082          174,689
                 Other accrued liabilities            138,410
                                                   ----------       ----------
                                Total              $1,635,782       $  410,847
                                                   ----------       ----------



NOTE 12 - NOTES PAYABLE

      At December 31, 1996, notes payable consisted of the following:

      Note payable with a non-bank lender due December 15, 1996 with interest at 36% per annum, and having accounts receivable,
        inventories, and equipment as collateral - in default.                   $300,000

      Note payable to an individual, past due, with interest
        at 11% per annum, and the personal guarantee of
        three officers and directors as collateral                                200,228

      Note payable to an individual, past due, with interest
        at 16% per annum                                                          150,000

      Note payable to an institution, past due, with interest
        at 12% per annum, co-signed by an officer/director                        657,599

      Note payable to an institution, past due, with interest
        at 12%                                                                     50,582

      Note payable to bank, past due, with interest at the rate
        1 1/2% above the prime bank rate and having as
        collateral certain real property of an individual                          70,000


      Capitalized lease obligation due in monthly payments
        of $2,323 through February 1999, with interest at
        10% per annum                                                              29,013

      Notes payable of less than $50,000 each due to individuals,
        due on demand, and bearing interest at 11% per annum                      116,569
                                                                               ----------
                                                                                1,573,991
      Less - long-term portion of capitalized lease obligation                    (15,291)
                                                                               ----------
                                                                               $1,558,700
                                                                               ----------

NOTE 13 - INCOME TAXES

      The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable United States statutory federal income tax rate to pre-tax income as a result of the following differences at December 31, 1996.

      Income tax provision (benefit) - 34%                 $(1,039,000)
      Increase (decrease) in rates resulting from
        State income taxes                                    (111,000)
      Valuation allowance for recognized deferred
        tax assets                                           1,150,000
                                                           -----------
      Effective tax rates                                  $         0
                                                           -----------

      On a consolidated basis, the Company has deferred tax assets of approximately $2,738,000. The deferred tax assets maybe reduced as a result of net operating loss carryforwards which will bot be available due to changes in control caused by the mergers, and the issuance of substantial additional stock. All of the deferred tax assets result primarily from unused net operating losses.

      The Company will need to realize significant profits to utilize the losses, all of which may not be available as noted previously, and may be further limited due to the organization, capitalization, and acquisition costs incurred. Because of these uncertainties, a valuation allowance was established in the same amounts as the deferred tax assets because the benefit is more likely than not to be lost.

      Accumulated net operating losses aggregating $5,607,000 expire in varying amounts through 2012 as shown below.

                       2006                     $  324,000
                       2007                         10,000
                       2009                      1,580,000
                       2010                        753,000
                       2011                      2,329,000
                       2012                      3,056,000


NOTE 14 - COMMON STOCK,  PREFERRED STOCK, & WARRANTS

      Common Stock - The Company has authorized common stock of 25,000,000 shares with a per share par value of $.001. At December 31, 1996, common shares totaling 9,149,272 were issued and outstanding. Each common share has one vote, and may receive dividends when such are declared by the Board of Directors.

      Preferred Stock - The Company has authorized preferred stock of 10,000,000 shares with a par value of $.0001 per share. At December 31, 1996, the following series of preferred stock were authorized and outstanding where indicated.


      Series A Convertible Preferred Stock,
       $.0001 par value, 1,000,000 shares
        authorized, no shares issued or outstanding                          None

      Series B Convertible Preferred Stock, $.0001
       par value per share, $3.00 per share stated value,
       1,500,000 shares designated, 1,100,000 shares
       issued and outstanding.                                            $3,300,000

      Series C Convertible Preferred Stock, $.0001
       par value, 300,000 shares designated, $1.00
       per share stated value, 600,000 shares issued &
       outstanding.                                                          600,000

      Series D Convertible Preferred Stock, $.0001
       par value, 1,000,000 shares designated, $1.00
       per stated value, 407,500 shares issued and
       outstanding.                                                          407,500

      Series E Convertible Preferred Stock, $.0001
       par value, 750,000 shares designated, $1.00
       per share stated value, 650,000 shares issued.                        650,000
                                                                          ----------
                                                                          $4,307,500
                                                                          ----------


              Series B Convertible Preferred Stock
                     The Board of Directors established this series of preferred stock with 1,500,000 shares designated, $.0001 par value, and without dividends. One million shares of this series was used to acquire all of the common stock of MHTI. The shares were recorded at their stated and preference value of $3.00 per share. The revalued net assets of MHTI were equal to the preference value. An additional 100,000 shares were issued to a business acquaintance. The preference and stated value amount of $300,000 for these shares was charged against equity.

      The holders of each share of the Series B Convertible Preferred Stock have one vote for each share held with respect to each matter requiring a vote by the Company's common shareholders. The Series B shares must be converted into common shares of the Company within one year from the issue date of the Series B, and may be converted at any time provided the common shares of the Company have sold for $6.00 per share for a period of ten consecutive days, or the Company authorizes the conversion. The number of common shares to be received upon conversion shall be based upon the ratio of the $3.00 per share stated value of the Series B to the average per share trading amount of each common share for the fifteen trading days prior to the date of conversion. The Series B Convertible Preferred Stock must be converted by February 17, 1997.
As of March 15, 1997, the Series B Convertible Preferred Stock were converted into approximately 1,645,311 common shares.

              Series C Convertible Preferred Stock
      The Board of Directors established this series of preferred stock with 300,000 shares designated, with a $.0001 per share stated value and a per share liquidation preference of $1.00 per share. The shares were sold to raise funds for operations.

      The holders of each share of Series C Convertible Preferred Stock are entitled to receive dividends of 20% of the subscription price of the stock on an annual compounded basis when such dividends are declared by the Board of Directors of the Company. The dividend rate automatically adjusts to 10% six months after the date of issuance of the shares.

      Each share of the Series C Convertible Preferred Stock maybe converted into one share of the common stock of the Company six months after the date of issuance of the Series C. The holder of the Series C has the right to extend the conversion right for an additional six months. Each share of the Series C has one vote per share and has the same voting rights as the common shares.

              Series D Convertible Preferred Stock
                     This series of Convertible Preferred Stock was established by the Board of Directors of the Company to be issued in connection with a private placement. A total of 1,000,000 shares of Series D was authorized, with a par value of $.0001 and a stated and preference value of $1.00 per share.

      The Series D Convertible Preferred Stock carry the same per share voting rights as the Company's common stock, and must be converted into common shares within two years (at various dates between April and June 1998) from date of issuance of the Series D. Conversion of the Series D shall be at the ratio which the Series D $1.00 per share stated value bears to the lesser of $1.50 per common share or 75% of average per share bid price of the common stock for the ten trading days prior to the date of conversion.

              Series E Convertible Preferred Stock
                     This series of Convertible Preferred Stock was established by the Board of Directors of the Company to be issued in connection with certain acquisitions. A total of 750,000 shares of Series E was authorized, with a par value of $.0001, and a stated and preference value of $1.00 per share.

      The Series E Convertible Preferred Stock has the same voting rights of one vote per share as do the common shares; is not entitled to receive dividends unless declared by the Board of Directors; and , has a preference value of $1.00 per share in distributions upon liquidation. In addition, the Series E shares maybe converted into common shares at any time the common shares of the Company have traded for at least ten days at a price of not less than $6.00 per share, or at any time the Company authorizes conversion. The Series E shares automatically convert to common shares on February 1, 1997. As of March 15, 1997 the conversion of the Series E shares has not been effected.

      Warrants - The Company has issued warrants to purchase common stock totaling 2,523,549 as of December 31, 1996, and has issued an additional
540,000 warrants as of March 15, 1997.   The warrants are exercisable at per
share amounts ranging from $1.00 to $3.00 per share and expire at various dates through January 2002.


NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying amount of the notes payable of the Company approximates the fair value of such instruments based upon management's best estimate of interest rates which would be available to the Company for similar obligations as of December 31, 1996. In addition, the carrying value of trade receivables and payables, including accrued liabilities, are believed to approximate their fair value. Management asserts that the carrying amounts of assets are recoverable from operations.


NOTE 16 - LEASE COMMITMENTS

      The Company leases its office and manufacturing facilities under leases which expire in 1998 and 2001, and which require monthly lease payments ranging from $22,000 to $26,000. Aggregate annual lease payments for the next five years are shown below.

                        Year ending                  Amount
                        -----------                  ------
                          12/31/97                  $309,000
                          12/31/98                   293,000
                          12/31/99                   266,000
                          12/31/00                   274,000
                          12/31/01                    23,000

      Rent expense charged to operations for the fiscal years ended December 31, 1996 and 1995 was $159,000 and $163,000, respectively.



NOTE 17 - REVENUES AND DEVELOPMENT STAGE

      The consolidated statement of operations for the six month period ended December 31, 1996 includes the accounts of MHTI, which was acquired effective January 1, 1996. The reported revenues of $3,076,981 for the six month period ended December 31, 1996 represent those of MHTI and are comprised of approximately $2,427,850 from product sales and $649,131 from equipment service contracts and parts sales. In addition, as of December 31, 1996, the accounts receivable of MHTI totaled $1,061,987 of which $219,000 was due from one customer and which amount was backed by an irrevocable letter of credit.

      Prior to the acquisition of MHTI, the Company was considered to be in the development stage.

         .

NOTE 18 - ADDITIONAL CASH FLOW INFORMATION

      Non-cash transactions occurring during the six months ended December 31, 1996 are as shown below.

      Issuance of common stock for:
        services (1,406,900)                                     $735,211
      Issuance of preferred stock for
        acquisitions                                              950,000
      Customer list obtained in acquisition                        50,000
      Note payable from acquisition                                70.000



NOTE 19 - SUBSEQUENT EVENTS

      In January 1997, the Company issued $500,000 of convertible debentures for $500,000 and 500,000 warrants to purchase common shares to brokers. In February 1997, $460,000 of the convertible debentures were converted into 292,558 common shares.

      In March 1997, the Company sold 40,000 units in a private placement, receiving a total of $112,000. Each unit consisted of two shares of common stock, and one warrant to purchase a share of common stock at a purchase price of $3.00 with an exercise period of three years. The minimum subscription was for 10,000 units, at a price of $2.80 per unit.

      In July 1996 the holder of a promissory note payable of a predecessor entity having an unpaid principal balance of $657,599 and accumulated unpaid interest of $130,116 as of June 30, 1996 initiated a legal action for collection. On April 27, 1997, the creditor issued instructions to its legal counsel to dismiss the legal action because certain payments had been received and an extension of the note payable had been arranged. The Company issued 250,000 of its restricted common shares to the creditor in February 1996; paid $100,000 each in December 1996, January 1997, and March 1997; and, executed a new installment note payable in the amount of $546,969, with interest at 12% per annum on April 1, 1997, which is due in quarterly installments of $19,763.61 through April 1,1998. Two officers and directors of the Company co-signed the installment note payable. In addition, the Company issued 152,195 of its restricted common shares to three shareholders of a predecessor entity, in replacement of their investment in such entity.


NOTE 20 - COMMITMENTS AND CONTINGENCIES

      The Company has entered into arrangements with certain entities for various services. A summary of such arrangements is presented below.

      In addition to its internally developed marketing and distributing relationships with medical dealers and distributors, the Company has entered into an arrangement with an entity to provide representation throughout the area commonly referred to as the Pacific Basin.

      The Company has entered into agreements with two entities to provide capital raising services. The entities will be paid via an option agreement under which the entities can acquire 500,000 shares of the common shares of the Company at $.01 per share. Further, a maximum of forty-two percent of the shares have demand registration rights with expenses to be paid by the Company.

      Certain legal services are being provided to the Company by an attorney whose fees are being paid via the issuance of common shares. A maximum of 450,000 of the common shares of the Company will be sold to the attorney at $.01 per share. The number of shares to be made available to the attorney from time to time is to be determined by dividing the fees for services rendered by fifty percent of the average closing bid price of the common shares for the last ten trading days.

      The Company has entered into a financial advisory agreement with an investment banking company for services regarding mergers and acquisitions, and related financial matters, for a period of three years ending September 1998. The Company is to pay the investment banker (1) $12,000 per calendar quarter;
(2) provide a first refusal to place any financing of the Company; (3) the Company is to use its best efforts to cause a designee of the investment banker on its Board of Directors; (4) warrants to purchase 1,266,599 common shares of the Company at $2.00 per share which are exercisable through September 12,2001; and, (5) the investment banker has been given the right to have the warrants and/or underlying shares registered either on demand or as part of a Company registration of securities.

      The Company has also entered into another agreement with the same investment banker, under the terms of which the investment banker has been appointed the exclusive placement agent for a private placement of up to $1.5 million of securities of the Company on a best efforts basis, and other forms of financings. The investment banker is to receive for its services (1) a ten percent commission of the aggregate proceeds from any financing; (2) a non-accountable expense allowance of three percent of the aggregate proceeds of any financing; (3) warrants to purchase common shares of the Company, the number of warrants to be at the rate of 100,000 warrants for each $1,000,000 of financing arranged by the investment banker, which warrants will be exercisable for a period of five years from date of issuance at a per share price which shall be the lower of (a) the share price in a private placement; (b) the conversion price of preferred stock on the date of the warrants; or, (c) the

$2.00 per share exercise price of the warrants issued in September 1996.


      The Company and its three officers agreed to three year employment contracts in November 1995, which contracts provide for an annual salary of $120,000 to each officer plus bonuses as may be approved by the Board of Directors. In addition, the officers are to receive paid vacations, a company vehicle, and other fringe benefit programs which are available to all employees of the Company. In the event of termination, the officer, or his heirs, is to receive one- half of the annual salary until December 31, 2000.

      A subsidiary of the Company was named in a legal action in August 1996 with respect to a dispute over a $100,000 deposit regarding a product order. Company legal counsel believes that the Company has meritorious defenses to some or all of the claim(s).


NOTE 21 - PRO-FORMA FINANCIAL INFORMATION

      The following Condensed Pro-forma Combined Statement of Operations shown below for the six months ended December 31, 1995 has been prepared as though the acquisitions discussed in Notes 4 and 5 had occurred as of the beginning of the period.


                                                               June 30, 1995
                                                               -------------

      Revenues                                                  $  1,206,409
      Cost of revenues                                               501,809
                                                                ------------
      Gross margin                                                   704,600
      Operating expenses                                             780,102
      Other (income) expense                                          31,972
                                                                ------------

                  Net Income                                    $   (107,474)
                                                                ------------

     In accordance with Section 12 of the Securities and Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Universal Medical Systems, Inc.,
                                           a Nevada Corporation


                                           By: /s/ Myron A. Baker
                                              ----------------------------------
                                           Myron A. Baker, Chairman of the
                                           Board, Chief Executive Officer and
                                           President

Dated: April 2, 1997


     Pursuant to the requirements of the Securities and Exchange Act of 1934, this Registration Statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dated indicated.




Signature                  Title                               Date
-------------              ----------------------------------  ------
                           Chairman of the Board of
                           Directors, Chief Executive Officer
/s/ Myron A. Baker         and President                       April 2, 1997
-----------------------                                        -------------
Myron A. Baker


                           Director, Chief Financial Officer,
/s/ Guy Zani, Jr.          and Treasurer                       April 2, 1997
-----------------------                                        -------------
Guy Zani, Jr.



                           Director, Secretary and
/s/ Dennis D. Cole         General Counsel                     April 2, 1997
-----------------------                                        -------------
Dennis D. Cole

